UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Group Report
January 1 to March 31, 2005

Deutsche Telekom at a glance.(1)

Net revenue
2005
2004
(billions of €)
15.0
14.5
14.0
13.5
13.0
13.9
14.4
14.4
14.4
14.7
Q1
Q2
Q3
Q4

Free cash flow (before dividend payments)*
2005
2004
(billions of €)
4.0
3.0
2.0
1.0
0.0
-1.0
3.0
-0.9
1.3
2.4
3.6
Q1
Q2
Q3
Q4

Group EBITDA (adjusted)*
2005
2004
(billions of €)
5.5
5.3
5.1
4.9
4.7
4.5
4.3
4.7
4.9
4.9
5.3
4.7
Q1
Q2
Q3
Q4

Profit before income taxes (adjusted)*
2005
2004
(billions of €)
2.0
1.8
1.6
1.4
1.2
1.0
1.3
1.6
1.8
1.8
1.3
Q1
Q2
Q3
Q4

Net profit/loss (adjusted)*
2005
2004
(billions of €)
1.3
1.1
0.9
0.7
0.5
0.7
1.0
1.2
1.2
0.6
Q1
Q2
Q3
Q4

Net debt*
2005
2004
(billions of €)
60
50
40
30
20
10
0
48.7
42.6
47.1
44.6
39.5
Mar. 31
June 30
Sept. 30
Dec. 31

(a)          For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 41 et seq.

(1)          All figures are shown according to IFRS for the first time. For further information, please refer to “Transition to IFRS,” page 47.

Deutsche Telekom at a glance.

At a glance

IFRS		Q1 2005	Q1 2004	Change	Change	2004
		millions of €	millions of €	millions of €	%	millions of €
Net revenue		14,376	13,890	486	3.5	57,360
Domestic		8,599	8,511	88	1.0	34,748
International		5,777	5,379	398	7.4	22,612
Profit from operations (EBIT)		2,340	2,416	(76)	(3.1)	6,261
Special factors affecting EBIT(a)		(20)	(69)	49	71.0	(3,937)
Adjusted profit from operations (EBIT)(a)		2,360	2,485	(125)	(5.0)	10,198
Adjusted EBIT margin(a)	(%)	16.4	17.9			17.8
Financial expense, net		(721)	(1,224)	503	41.1	(2,743)
Profit before income taxes		1,619	1,192	427	35.8	3,518
Depreciation, amortization and impairment losses		(2,558)	(2,190)	(368)	(16.8)	(13,128)
of property, plant and equipment		(1,945)	(1,889)	(56)	(3.0)	(7,656)
of intangible assets		(613)	(301)	(312)	n.a.	(5,472)
EBITDA(b)		4,898	4,606	292	6.3	19,389
Special factors affecting EBITDA(a),(b)		(20)	(69)	49	71.0	(228)
Adjusted EBITDA(a),(b)		4,918	4,675	243	5.2	19,617
Adjusted EBITDA margin(a),(b)	(%)	34.2	33.7			34.2
Net profit		1,010	632	378	59.8	1,564
Special factors(a)		8	(59)	67	n.a.	(2,093)
Adjusted net profit(a)		1,002	691	311	45.0	3,657
Earnings per share/ADS(c) basic and diluted	(€)	0.24	0.15	0.09	60.0	0.38
Cash capex(d)		(3,091)	(1,352)	(1,739)	n.a.	(6,410)
Net cash from operating activities		2,176	4,304	(2,128)	(49.4)	16,720
Free cash flow (before dividend payments)(e)		(915)	2,952	3,867	n.a.	10,310
Equity ratio	(%)	33.5	32.1			33.6
Net debt(e)		42,635	48,664	(6,029)	(12.4)	39,543

					Change		Change
					Mar. 31, 2005/		Mar. 31, 2005/
			Mar. 31, 2005	Dec. 31, 2004	Dec. 31, 2004	Mar. 31, 2004	Mar. 31, 2004
					%		%
Number of employees at balance sheet date	Deutsche Telekom Group		243,784	244,645	(0.4)	248,153	(1.8)
	Non-civil servants		197,123	197,482	(0.2)	198,489	(0.7)
	Civil servants		46,661	47,163	(1.1)	49,664	(6.0)

Number of fixed-network and mobile customers	Telephone lines(f)	(millions)	56.6	57.2	(1.0)	57.9	(2.2)
	Broadband lines (in operation)	(millions)	6.7	6.1	9.8	4.5	48.9
	Mobile subscribers(g)	(millions)	78.9	77.4	1.9	70.9	11.3

(a)          For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, adjusted EBITDA margin as well as special factors affecting profit/loss and the adjusted net profit, please refer to “Reconciliation of pro forma figures,” page 41 et seq. For detailed information and calculations of the figures for 2004, please refer to the reconciliation report “Historical figures according to IFRS. New Group organization.”

(b)         Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation and amortization.

(c)          One ADS (American Depositary Share) corresponds in economic terms to one ordinary share of Deutsche Telekom AG.

(d)         Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.

(e)          For detailed information, please refer to “Reconciliation of pro forma figures,” page 41 et seq.

(f)            Telephone lines of the Group (including ISDN channels), including for internal use.

(g)         Number of subscribers of the fully consolidated mobile communications companies of the Mobile Communications business area. EuroTel Bratislava subscribers included for the first time as of December 31, 2004. Prior-year comparatives have been adjusted.

Excellence.

A far-reaching transformation program known as the Excellence Program for Deutsche Telekom was launched at the beginning of 2005.  It supports the successful realization of the growth potential that emerged following the strategic realignment of the Group towards three growth areas: Broadband/Fixed Network, Mobile Communications and Business Customers.

Deutsche Telekom is pursuing the ambitious goal of becoming Europe’s fastest growing integrated provider of telecommunications services on the basis of the opportunities emerging from the realigned structure. The key to achieving sustained profitable growth is to orient the Group more consistently to the needs of the customer and increase customer satisfaction.  Deutsche Telekom has thus set the goal of becoming the leading service provider in its industry by 2007.

The Excellence Program has three key elements, which, if successfully implemented, will help Deutsche Telekom achieve its strategic goals:

•             Growth programs that are tailored to the specific conditions and market environment of the three strategic business areas;

•             Group-wide initiatives to tap the potential of the entire Group; and

•             Changing our corporate culture on a sustained basis to achieve excellence from the customer’s perspective.

Growth programs of the strategic business areas.

“Re-invent” is T-Com’s program for achieving a pro-found change.  The cornerstones of the program are:

•             Activities for more innovation and growth (i.e., new voice services and services to take advantage of the opportunities provided by broadband access);

•             Measures to enhance quality and efficiency (e.g., by making processes less complex); and

•             A major change in culture, putting the customer at the center of our actions.

T-Mobile is preparing itself for future market developments with “Save for growth.” Savings of approximately EUR 1 billion a year are planned in the medium term, around EUR 500 million of which will be reinvested in measures to safeguard the market position and achieve ambitious growth targets.

These activities have a threefold focus:

•             More favorable and less complicated mobile communications rates;

•             Further development of the mobile Internet for leisure and business; and

•             Seamless integration of various network platforms (e.g., GPRS, UMTS, and WLAN).

T-Systems, too, will orient itself even more to the requirements of business customers with “Focus on Growth.” It will focus on the following five areas to achieve its goal of becoming the leading ICT service provider:

•             Improving sales efficiency;

•             Enhancing its portfolio of products and services;

•             Operational excellence by optimizing internal processes;

•             Efficiency through cost management; and

•             Mobilization of employees through hands-on value management.

Group-wide initiatives.

The growth programs are supplemented with Group-wide initiatives.  Added value is generated by coordinating activities that aim at leveraging the benefits of an intelligently integrated telecommunications group through close cooperation between the strategic business areas to meet customer needs and achieve cost efficiencies.

Corporate culture.

The third cornerstone of the Excellence Program is a Group-wide cultural change.  The intention is to gear Deutsche Telekom’s entire organization to systematic customer orientation in line with T-Spirit.  One element is that all top executives spend at least five days a year at grass roots level in direct contact with customers.

Timeframe and initial results.

The Excellence Program is a three-year program.  We expect to see initial results as early as this financial year.

Contents.

•	Developments in the Group

•	Merger

•	Highlights

•	Business developments
• Overview
• Strategic business areas
Broadband/Fixed Network
Mobile Communications
Business Customers
Group Headquarters & Shared Services
• Outlook
Highlights after the balance sheet date (March 31, 2005)
Development of revenue and profit
• Risk situation

•	Reconciliation of pro forma figures
EBITDA and EBITDA adjusted for special factors
Special factors
Free cash flow
Gross and net debt

•	Corporate governance

•	Transition to IFRS
Explanation of transition to IFRS
Summary of accounting policies

•	Consolidated financial statements
Notes to the consolidated income statement
Other disclosures
Notes to the consolidated balance sheet
Notes to the consolidated cash flow statement
Segment reporting

•	Investor Relations calendar

Developments in the Group.

•             Net revenue increased by 3.5 percent from EUR 13.9 billion in the first quarter of 2004 to EUR 14.4 billion.

•             Group EBITDA(2) increased by 6.3 percent year-on-year from EUR 4.6 billion to EUR 4.9 billion; adjusted for special factors, it increased by 5.2 percent from EUR 4.7 billion to EUR 4.9 billion.

•             Profit before income taxes increased by 35.8 percent year-on-year from EUR 1.2 billion to EUR 1.6 billion.

•             Net profit increased by around 60 percent from EUR 0.6 billion to EUR 1.0 billion; adjusted for special factors, the increase was approximately 45 percent from EUR 0.7 billion to EUR 1.0 billion.

•             Free cash flow(3) before dividend payments decreased to minus EUR 0.9 billion particularly due to higher investments in network infrastructure.

•             Net debt(4) decreased from EUR 48.7 billion year-on-year to EUR 42.6 billion. Standard & Poor’s upgraded Deutsche Telekom’s long-term rating from BBB+ to A- and outlook: stable.

Continued strong customer growth in the first quarter of 2005:

•             The number of mobile subscribers increased by a further 1.5 million since the end of last year; of this increase, T-Mobile USA alone accounted for around 1.0 million.

•             Strong growth in broadband lines; 0.6 million new DSL subscribers since the end of last year, bringing the total to 6.7 million.

(2)          For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, adjusted EBITDA margin as well as special factors affecting net profit or loss after income taxes and the adjusted net profit, please refer to “Reconciliation of pro forma figures,” page 41 et seq.

(3)          Deutsche Telekom defines free cash flow as cash generated from operations less interest paid and cash outflows for investments in property, plant and equipment, and intangible assets (excluding goodwill).  For calculation of free cash flow, please refer to “Reconciliation of pro forma figures,” page 41 et seq.

(4)          For detailed information, please refer to “Reconciliation of pro forma figures,” page 41 et seq.

Merger.

Merger of T-Online International AG into Deutsche Telekom AG approved.

One core element of the strategic realignment is the merger of T-Online International AG (“T-Online”) with and into Deutsche Telekom AG (“Deutsche Telekom”). The merger underlines the particular importance of T-Online for the further development of the new Broadband/Fixed Network strategic business area.

The full integration of T-Online into Deutsche Telekom is important to Deutsche Telekom’s realigned strategy of developing its fixed-network and broadband business in Germany.  Due to the increasing convergence of the business models of telephone fixed-network operators and Internet service providers as well as the increasing demand for comprehensive broadband products from a single source, an integrated strategy between Deutsche Telekom and T-Online will generate considerable benefits for both companies compared to continuing as separate business models.  In this respect, the objective is, in particular, to participate in the growth of a market that is currently evolving at a disproportionately high rate by providing a comprehensive product based on traditional telephony, voice over IP and Internet services, including products from the entertainment area.  Moreover, the merger will make it possible to combine the specific expertise of both companies more effectively for the design and further development of the new integrated products and to make better use of the potential of existing customers through facilitated use of both customer databases.  In particular, the companies expect to be able to use more effectively the know-how developed by T-Online in the past in the area of IP-based services to further develop the broadband business.  In addition, both companies assume that internal processes and procedures can be unified and streamlined as a result of the merger, thus significantly increasing the competitiveness of the merged company.

Deutsche Telekom and T-Online signed a merger agreement(5) on March 8, 2005 on the merger of T-Online with and into Deutsche Telekom, in which both companies agreed that, upon completion of the merger, Deutsche Telekom will grant (external) T-Online shareholders 13 no par value shares in Deutsche Telekom for every 25 no par value shares in T-Online; this is equivalent to an exchange ratio of 0.52 Deutsche Telekom shares for one T-Online share.  On the same day, the Boards of Management of both companies published a joint merger report in which they explained and justified the merger and the merger agreement, including the exchange ratio, in legal and business terms.  Effective March 9, 2005, an independent merger auditor selected and appointed by order of the relevant court stated in his audit report that according to his findings the proposed exchange ratio is appropriate.

T-Online’s shareholders’ meeting approved the merger agreement on April 29, 2005 with a majority of 99.46 percent of the votes cast.  The merger agreement did not require the approval of the shareholders’ meeting of Deutsche Telekom on April 26, 2005. The merger will become effective upon registration in the commercial registers of the companies involved. T-Online will then transfer its assets in their entirety to Deutsche Telekom in accordance with the provisions of the German Transformation Act (‘Umwandlungsgesetz’– UmwG)(merger by absorption (‘Verschmelzung durch Aufnahme’)).  At the same time, T-Online will cease to exist as an independent legal entity and T-Online shareholders will become shareholders of Deutsche Telekom.

(5)          The merger agreement, the merger report and the merger audit report are available on Deutsche Telekom’s and T-Online’s website.

Highlights.

Group

Deutsche Telekom AG and T-Online International AG conclude merger agreement.

•             Deutsche Telekom and T-Online signed a merger agreement(6) on March 8, 2005 on the merger of T-Online into Deutsche Telekom.

Response to CeBIT presence very satisfactory.

•             Deutsche Telekom AG felt this year’s CeBIT computer tradeshow was quite a success with roughly 350,000 visitors.  This represents an increase of approximately 8 percent over the previous year. Visitors took to the newly designed stand.  T-Com, T-Systems and T-Online were able once again to increase the number of professional customer contacts.  Visitors were particularly interested in the products that were offered as part of the broadband marketing campaign.

Media technology for the 2006 FIFA World CupTM.

•             For the 2006 FIFA World CupTM to be held in Germany, Deutsche Telekom will supply all media workstations at the twelve World Cup stadiums and the media centers with innovative communication equipment.  A general contract between the organizing committee of the 2006 FIFA World CupTM and Deutsche Telekom provides that Deutsche Telekom will be responsible for supplying all press stands and press centers as well as the media centers with telecommunications equipment.  The technology in the stadiums will be put to the test during the FIFA Confederations Cup 2005TM since Deutsche Telekom will also be equipping the media workstations at this competition.

Acquisition of Telekom Montenegro.

•             In the first quarter of 2005, Deutsche Telekom continued to expand its presence in the Eastern European telecommunications market.  Since March 29, 2005, the Hungarian subsidiary MATÁV, has held a 73.04 percent majority interest in the Telekom Montenegro group (Telekom Crne Gore A.D.).  This share was purchased for EUR 136.9 million.  In 2004, Telekom Montenegro generated revenue of just under EUR 97.7 million and EBITDA of EUR 33.6 million.  Telekom Montenegro has been included in the consolidated financial statements as of March 31, 2005 for the first time.  In segment reporting, the mobile business of Telekom Montenegro will be reported under Mobile Communications, and its fixed network and Internet segments under Broadband/Fixed Network.

Deutsche Telekom issued a new 3-billion-euro bond.

•             Deutsche Telekom has issued a euro bond with two tranches, one 5-year tranche for EUR 1.25 billion and one 10-year bond for EUR 1.75 billion. The issue, which was highly oversubscribed, generated a flurry of interest among investors. Deutsche Telekom’s net debt will not increase due to the bond issue.

(6)          For detailed information, please refer to “Merger,” page 7.

Broadband/Fixed Network: T-Com

New calling plan launched on March 1, 2005.

•             Beginning on March 1, 2005, T-Com launched a completely redesigned pricing campaign known as the ‘Wünsch Dir was’ ((make a wish) calling plan for consumers, a move that significantly improves its competitive position.  The greatly simplified calling plan contains four rate variants (Call Plus, Call Time, XXL and XXL Freetime) and two additional options (XXL Local and Country Select).  As well as creating a new rate structure that is much more attractive for customers, this campaign also seeks to specifically respond to customer needs.  All new rate options include extra features such as call waiting, calling line identification restriction, consultation call, switching between lines, call completion on busy, three-way conferencing, and call fowarding.  Furthermore, all new rate options now offer to-the-minute billing, including for “City” calls.

New telecommunications act passed in Macedonia.

•             On February 18, 2005, a new telecommunications act was announced in Macedonia, which came into force in March.  This act is based on current EU legislation and lifts the licensing requirement for network operators.  The act includes requirements such as obliging providers with a substantial market share to present standard offers for interconnection and unbundled access to the local loop. Price regulation is also possible.  Furthermore, carrier selection, preselection and number portability must be provided as a general rule; details are yet to be agreed, however.

Broadband/Fixed Network: T-Online

DSL full-package marketing.

•             On January 31, 2005, T-Online launched its DSL full-package marketing campaign in Germany. The advantage for customers is that the moment they order their package, a single contact person is available to them for all services.  DSL line, Internet access, hardware, and additional services all come from a single source.

Expansion of video on demand.

•             T-Online has now also teamed up with Paramount Pictures Corporation to expand its video-on-demand service.  The major Hollywood studio will henceforth increase the number of cinema and television productions available online through T-Online Vision at www.vod.t-online.de.  In recent months, T-Online has also concluded contracts with international and national providers and media companies, which will supply blockbusters, high-quality feature films and interesting documentaries, thus meeting the needs of customers.

Cooperation with Intel.

•             At the center of the cooperation between Intel and T-Online is the interest of both parties in providing customers with the highest quality entertainment content through the largest number of distribution channels.  To achieve this goal, the formatting compatibility of devices at the customer’s end will be simplified and the interfaces between the devices and the applications improved.  In addition to the joint marketing of hardware and software and joint online advertising and co-branding, the joint initiative also entails technical cooperation for ensuring service quality and the transferability of services to devices made by various manufacturers.

Mobile Communications

Acquisition of mobile communications networks in California and Nevada completed.

•             In January 2005, T-Mobile USA completed the purchase of the GSM network from Cingular in California and Nevada for USD 2.5 billion – including USD 180 million for spectrum.  Under the wholesale agreement with Cingular, T-Mobile has secured revenues of at least USD 1.2 billion over a maximum period of four years.  Deutsche Telekom expects this acquisition to lead to a significant increase in customers and therefore to further the dynamic development of T-Mobile USA.

Relax calling plan continues to make inroads.

•             The “Relax” calling plan, which includes a fixed bucket of minutes for certain mobile calls depending on the monthly package price, continues to make inroads.  The number of customers who have selected a “Relax” plan has increased to approximately 3.1 million in Germany, the United Kingdom, Austria, the Netherlands, the Czech Republic and Hungary.  This represents roughly 14 percent of all European fixed-term contract subscribers – and the trend is increasing.

Successful participation in Auction 58.

•             T-Mobile USA’s joint venture with Cook Inlet Region Inc. successfully participated in FCC Auction 58 and, pending FCC review and formal approval, will acquire additional mobile communications licenses in 35 markets, including Cleveland, Denver, Kansas City, Minneapolis, Richmond, San Antonio, and Seattle for a total of USD 235 million.  FCC approval and actual granting of the licenses is expected in late second quarter or early third quarter 2005. T-Mobile has resale agreements with the Cook Inlet/T-Mobile Joint Venture which will permit T-Mobile to significantly improve capacity in those markets.

Business Customers

Strategic partnership with Microsoft.

•             To mark the launch of its small and medium sized enterprises (SME) campaign,  T-Systems entered into a strategic partnership with Microsoft at CeBIT.  The partnership is part of a marketing and sales initiative by which the Business Customers strategic business area aims to increase its share in the ICT market among SMEs.  T-Systems and Microsoft will offer product and service packages from a single source.  The focus of the initiative will first be on integrated voice and data solutions.  Joint technology and innovation projects are planned for later on.

e-government portals from T-Systems.

•             The German state of Thuringia is launching an e-government portal and has awarded T-Systems the contract to provide system integration services. The aim is to execute administrative tasks quickly and conveniently through a central integration platform, thereby improving government service. T-Systems implements the portal functions, integrates various specialized applications, and coordinates the cooperation between the individual project partners.

In the German state of Saarland, various registration office procedures of the municipal governments will be centralized within a portal interface for citizens.  T-Systems will upgrade the information technology of the German regional state with the requisite hardware and software.

Business developments.

Overview.

Net revenue

Deutsche Telekom continued its growth course in the first three months of the current financial year: Overall, the net revenue of the Group increased by around EUR 0.5 billion to approximately EUR 14.4 billion.  This equates to a growth of 3.5 percent.  The development of revenue in the reporting period was positively affected by around EUR 0.1 billion as a result of changes to the consolidated group, in particular the consolidation of EuroTel in Mobile Communications. This was offset by exchange rate effects also amounting to roughly EUR 0.1 billion, predominantly from the translation of U.S. dollars (USD).

The main revenue driver was once again the Mobile Communications business area.  Increased customer numbers, particularly at T-Mobile USA, and the effects from the first-time consolidation of EuroTel resulted in a considerable increase in revenue.  Negative exchange rate effects prevented the increase from being even greater.  The Business Customers business area also developed positively.  Revenue increases in the Enterprise Services business unit - particularly in the area of Computing & Desktop Services - more than compensated for the revenue decrease in the Business Services business unit.

Offsetting effects were recorded in the Broadband/Fixed Network business area.  Total revenue decreased compared with the same period last year.  The positive revenue development at T-Online, which is mainly attributable to the consistent development of the broadband market, was accompanied by increased revenue growth from broadband lines based on DSL technology at T-Com.  This growth is, however, more than offset by considerably higher revenue losses at T-Com, which are primarily the result of regulatory intervention in the areas of call-by-call and carrier preselection, as well as a rising level of fixed-mobile substitution and declining revenues from International Carrier Services.

	Q1	Q1			FY
	2005	2004	Change	Change	2004
	millions of €	millions of €	millions of €	%	millions of €

Net revenue	14,376	13,890	486	3.5	57,360
Broadband/Fixed Network(a)	6,638	6,941	(303)	(4.4)	27,010
Mobile Communications(a)	6,746	6,272	474	7.6	26,527
Business Customers(a)	3,124	3,075	49	1.6	12,957
Group Headquarters & Shared Services(a)	853	866	(13)	(1.5)	3,526
Inter-segment revenue(b)	(2,985)	(3,264)	279	8.5	(12,660)

(a)          Total revenue (including revenue between strategic business areas).

(b)         Elimination of revenue between strategic business areas.

Contribution of the strategic business areas to net revenue (after consolidation of revenue between strategic business areas)

		Proportion		Proportion
		of net		of net
	Q1	revenue of	Q1	revenue of			FY
	2005	the Group	2004	the Group	Change	Change	2004
	millions	%	millions	%	millions	%	millions
	of €		of €		of €		of €

Net revenue	14,376	100.0	13,890	100.0	486	3.5	57,360
Broadband/Fixed Network	5,527	38.4	5,653	40.7	(126)	(2.2)	22,409
Mobile Communications	6,531	45.4	5,966	43.0	565	9.5	25,450
Business Customers	2,253	15.7	2,209	15.9	44	2.0	9,241
Group Headquarters & Shared Services	65	0.5	62	0.4	3	4.8	260

Mobile Communications made the most significant contribution to net revenue of the Group, generating a share of over 45 percent.  This represents a considerable increase compared with the prior-year period. While the Broadband/Fixed Network strategic business area’s contribution to net revenue fell to around 38 percent, the contribution of the Business Customers business area remained at the same level as the previous year, at around 16 percent.

Revenue generated outside Germany

While domestic revenues in the first quarter of 2005 remained at approximately the same level as in the first quarter of 2004, revenues generated outside Germany increased by more than 7 percent.  The key factor behind this is the sustained positive development of revenue at T-Mobile USA.  The proportion of revenue generated outside Germany increased by 1.5 percentage points quarter-on-quarter to 40.2 percent.

		Q1	Q1			FY
		2005	2004	Change	Change	2004
		millions of €	millions of €	millions of €	%	millions of €

Net revenue		14,376	13,890	486	3.5	57,360
Domestic		8,599	8,511	88	1.0	34,748
International		5,777	5,379	398	7.4	22,612
Proportion generated internationally	(%)	40.2	38.7			39.4
Europe (excluding Germany)		3,115	3,224	(109)	(3.4)	12,952
North America		2,592	2,071	521	25.2	9,301
Other		70	84	(14)	(16.7)	359

Profit before income taxes

Year-on-year, profit before income taxes rose by EUR 0.4 billion to EUR 1.6 billion in the reporting period.  This equates to an increase of around 36 percent which is primarily attributable to a considerable decrease of net financial expense compared with the prior-year period.

Net profit

Net profit increased in the first quarter of 2005 to EUR 1.0 billion.  This represents an increase of around 60 percent compared with the same quarter last year. This considerable growth was largely influenced by the positive development of profit before income taxes.

Special factors of EUR 8 million affected net profit in the first quarter of 2005, compared with a negative impact of EUR 59 million in the same period last year.  Adjusted for theses special factors, net profit increased by approximately EUR 0.3 billion to a total of EUR 1.0 billion.

EBIT

	Q1	Q1			FY
	2005	2004	Change	Change	2004
	millions of €	millions of €	millions of €	%	millions of €

EBIT(a) in the Group	2,340	2,416	(76)	(3.1)	6,261
Broadband/Fixed Network	1,506	1,477	29	2.0	5,545
Mobile Communications	966	1,141	(175)	(15.3)	1,510
Business Customers	180	159	21	13.2	570
Group Headquarters & Shared Services	(292)	(324)	32	9.9	(1,432)
Reconciliation	(20)	(37)	17	45.9	68

(a)          EBIT is profit/loss from operations as shown in the income statement.

EBIT decreased slightly year-on-year by EUR 0.1 billion to EUR 2.3 billion.  EBIT increased year-on-year in the Broadband/Fixed Network and Business Customers business areas and in the Group Headquarters & Shared Services unit.  This was offset by a larger EBIT decrease in the Mobile Communications business area.  This decrease was caused in particular by higher depreciation, mainly of the UMTS network infrastructure and the new network infrastructure in California, Nevada and New York, as well as amortization of UMTS licenses.  This depreciation and amortization did not apply in the prior-year period, as they are only charged under IFRS once the UMTS network comes into operation.

EBITDA

EBITDA in the first quarter of 2005 amounted to approximately EUR 4.9 billion.  Compared with EBITDA of around EUR 4.6 billion in the same period last year, this represents an increase of around EUR 0.3 billion, or 6.3 percent.

Adjusted EBITDA

Special factors amounting to EUR 20 million had a negative impact in the first quarter.  These consisted mainly of severance and voluntary redundancy payments as well as restructuring expenses.  Adjusted for these special factors, EBITDA increased by EUR 0.2 billion from EUR 4.7 billion to EUR 4.9 billion.  While adjusted EBITDA in the Mobile Communications business area increased considerably, it was slightly higher than in the previous year in the Business Customers business area and the Group Headquarters & Shared Services unit.  In Broadband/Fixed Network, on the other hand, adjusted EBITDA decreased slightly.

Besides economies of scale and efficiency enhancements, the improvement in the Mobile Communications business area is primarily attributable to the increase in revenue as a result of customer growth, especially in the United States.  The stable development of adjusted EBITDA in the Business Customers segment is mainly a consequence of the positive development of business in the Enterprise Services business unit and the measures introduced to reduce costs and enhance efficiency.  Adjusted EBITDA remained constant in the Group Headquarters & Shared Services unit, largely as a result of lower costs of materials and personnel costs due to lower staff numbers.

The decline in the Broadband/Fixed Network business area is due to the fact that the revenue losses in the first quarter of 2005 were only partly compensated by additional measures to reduce costs.

	Q1	Q1			FY
	2005	2004	Change	Change	2004
	millions of €	millions of €	millions of €	%	millions of €

Adjusted EBITDA(a)	4,918	4,675	243	5.2	19,617
Broadband/Fixed Network	2,517	2,592	(75)	(2.9)	10,173
Mobile Communications	2,111	1,826	285	15.6	8,395
Business Customers	396	394	2	0.5	1,638
Group Headquarters & Shared Services	(72)	(87)	15	17.2	(548)
Reconciliation	(34)	(50)	16	32.0	(41)

(a)          Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation and amortization. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 41 et seq.

Free cash flow

Free cash flow decreased by EUR 3.9 billion year-on-year to minus EUR 0.9 billion.  This decrease is principally attributable to the changes in working capital and higher tax payments as well as increased investments, in particular in network infrastructure at T-Mobile USA; in contrast, tax refunds were recorded in 2004.

	Q1	Q1			FY
	2005	2004	Change	Change	2004
	millions of €	millions of €	millions of €	%	millions of €

Cash generated from operations	2,576	4,779	(2,203)	(46.1)	20,462
Interest paid	(400)	(475)	75	15.8	(3,742)
Net cash from operating activities(a)	2,176	4,304	(2,128)	(49.4)	16,720
Cash outflows for investments in property, plant and equipment, and intangible assets (excluding goodwill)	(3,091)	(1,352)	(1,739)	n.a.	(6,410)
Free cash flow before dividend payments(a)	(915)	2,952	(3,867)	n.a.	10,310

(a)          For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 41 et seq.

Net debt

Net debt decreased by around EUR 6 billion year-on-year to EUR 42.6 billion.  Compared with year-end 2004, however, an increase of 7.8 percent or EUR 3.1 billion was recorded.  This increase was mainly the result of payments at T-Mobile USA relating to the acquisition of network infrastructure and spectrum in California and Nevada.  In addition, the acquisition of additional shares in T-Online International AG prior to the merger of the company into Deutsche Telekom AG increased net debt.

	Mar. 31, 2005	Dec. 31, 2004	Change	Change	Mar. 31, 2004
	millions of €	millions of €	millions of €	%	millions of €

Bonds	41,921	39,458	2,463	6.2	49,997
Liabilities to banks	3,113	3,074	39	1.3	3,262
Liabilities to non-banks from promissory notes	656	651	5	0.8	769
Liabilities from derivatives	1,143	1,159	(16)	(1.4)	1,108
Lease liabilities	2,459	2,487	(28)	(1.1)	2,410
Liabilities arising from ABS transactions	1,487	1,563	(76)	(4.9)	1,367
Other financial liabilities	69	79	(10)	(12.7)	197
Gross debt(a)	50,848	48,471	2,377	4.9	59,110
Cash and cash equivalents	6,260	8,005	(1,745)	(21.8)	9,013
Available-for-sale/held-for-trading financial assets	934	120	814	n.a.	151
Derivatives	523	396	127	32.1	709
Other financial assets	496	407	89	21.9	573
Net debt(a)	42,635	39,543	3,092	7.8	48,664

(a)          For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 41 et seq.

Strategic business areas.

Deutsche Telekom’s strategic realignment.

The telecommunications industry is marked by changes in technology and a dynamic competitive environment. In order to put its business model on a sustainable footing for the long term, Deutsche Telekom is implementing a paradigm change – from a technology corporation into a customer-centric service provider.

This strategic alignment focuses on changes in customer needs.  While customers now perceive technology as becoming less and less significant, their needs for customer-oriented and integrated applications are increasing.  In an effort to become the leading service provider in the industry and the fastest-growing telecommunications company in Europe, Deutsche Telekom has been focusing on three strategic business areas since the beginning of 2005:

•             Broadband/Fixed Network handled by the T-Com and T-Online business units for the consumer and carrier segment as well as technical infrastructure;

•             Mobile Communications handled by T-Mobile;

•             Business Customers handled by T-Systems Enterprise Services for multinational corporations and T-Systems Business Services for small, medium-sized and large enterprises.

Its new structure now permits the Deutsche Telekom Group to focus on the key growth sectors of the industry.  At the same time, the individual strategic business areas will be able to increase their focus on their respective customer segments.  Such measures have set the course for comprehensive customer orientation, which Deutsche Telekom has established as a “customer centricity” benchmark within its global Group. The goal here is to create clear added value for the customer while ensuring profitable growth for the Company.

Growth sector “Broadband/Fixed Network”:

In the past four years, Deutsche Telekom helped transform broadband communications in Germany into a consumer mass market.  In future, the Group will offer its customers an even broader portfolio of information, communication and entertainment services, which will be delivered directly to homes via broadband technology.  The products and services offered will range from personalized Internet packages to film and television.

Growth sector “Mobile Communications”:

Until now, a key feature of the market for mobile data communications has been the variety of technologies and networks, such as GSM, UMTS and WLAN.  The important features for users are not, however, technical standards, but rather high-quality mobile services and good value for money.  In order to provide customers with high-speed mobile data transmission and convenient use of mobile products and services, T-Mobile is focusing on all three technologies and is linking them. It also offers innovative products and services at simple and transparent rates with clear added value for customers.

Growth sector “Business Customers”:

The new structure enables T-Systems, the Group unit responsible for business customers, to take a coordinated approach to marketing, and thus to refine its customer support. The “everything under one roof” policy ensures optimal customer proximity in the complex business customer segment where T-Systems acts as professional liaison and contact for all IT and telecommunications services.  T-Systems provides the entire range of ICT products and services integrated under the service commitment to “business flexibility.” Thus, T-Systems creates added value for business customers by helping to make operating processes more flexible and efficient.

In this Interim Report on the first quarter of 2005, Deutsche Telekom is presenting its financial figures pursuant to IFRS (International Financial Reporting Standards) and in line with the new strategic business areas for the first time.(7)

The new segment structure with the strategic business areas Broadband/Fixed Network, Mobile Communications and Business Customers will supersede the previous reporting structure with the divisions T-Com, T-Mobile, T-Systems, and T-Online.

The strategic realignment entails changes within the Group and shifts between individual business areas with the following effects, which are also visually depicted below in the simplified diagram:

(1)         Small and medium-sized enterprises (SMEs) have been transferred from the previous business division T-Com to the new strategic business area Business Customers.  The planning, roll-out and operation of the service platform for SMEs will also be managed by Business Services in future.

(2)         Eastern European mobile communication companies, which legally belong to T-Com’s Eastern European subsidiaries, are assigned to the Mobile Communications strategic business area for reporting purposes.

(3)         As a result of plans to bundle the entire national and international wholesale business into T-Com, the technical platforms (Global Network Factory – GNF), international carrier business (International Carrier Services and Solutions – ICSS), and Network Services have been transferred from T-Systems to the new Broadband/Fixed Network strategic business area.

(4)         The strategic business area Broadband/Fixed Network consists of T-Online and T-Com.

(5)         The Billing & Collection unit, which is primarily responsible for billing and receivables management services, has been transferred from Group Head-quarters & Shared Services to Business Customers.

(7)          For detailed information, please refer to the reconciliation report “Historical figures according to IFRS. New Group organization.”

Broadband/Fixed Network.

			Change		Change
			Mar. 31, 2005/		Mar. 31, 2005/
	Mar. 31, 2005(a)	Dec. 31, 2004(a)	Dec. 31, 2004(a)	Mar. 31, 2004(a)	Mar. 31, 2004(a)
	millions	millions	%	millions	%

Broadband
Broadband lines (total)(b)	6.7	6.1	9.8	4.5	48.9
Germany(c)	6.4	5.8	10.3	4.4	45.5
of which: resale(d)	0.5	0.2	n.a.	0.0	n.a.
Central and Eastern Europe (CEE)(e)	0.3	0.3	0.0	0.1	n.a.
Broadband rates (Germany and Western Europe)(f)	3.9	3.6	8.3	2.7	44.4
of which: Germany	3.5	3.2	9.4	2.4	45.8

Narrowband
Narrowband lines (total)(g)	42.4	42.8	(0.9)	43.5	(2.5)
Germany(h)	36.4	36.8	(1.1)	37.4	(2.7)
Standard analog lines	26.1	26.4	(1.1)	27.0	(3.3)
ISDN lines	10.3	10.4	(1.0)	10.4	(1.0)
Central and Eastern Europe (CEE)(e)	6.0	6.1	(1.6)	6.1	(1.6)
MATÁV(i)	3.1	3.2	(3.1)	3.2	(3.1)
Slovak Telecom (ST)	1.2	1.2	0.0	1.3	(7.7)
T-Hrvatski Telekom (T-HT)(j)	1.7	1.7	0.0	1.7	0.0
Narrowband rates (Germany and Western Europe)(f)	4.9	5.2	(5.8)	5.7	(14.0)
of which: Germany	4.7	5.0	(6.0)	5.4	(13.0)

Internet customers with a billing relationship (total)(k) (Germany and Western Europe)(f)	13.6	13.5	0.7	13.4	1.5
PAYG(l), broadband/narrowband < 30 days (Germany and Western Europe)(f)	0.8	0.9	(11.1)	1.0	(20.0)
of which: Germany	0.7	0.7	0.0	0.8	(12.5)

Broadband and narrowband lines (Germany and Central and Eastern Europe) are the responsibility of the T-Com business unit.

The T-Online business unit has also been marketing broadband lines (in Germany) since January 31, 2005.

Customers with broadband and narrowband rates, all Internet customers with a billing relationship as well as PAYG < 30 days (broadband narrowband) in Germany and Western Europe are the responsibility of the T-Online business unit.

(a)          The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.

(b)         Lines in operation.

(c)          Since January 31, 2005, broadband lines based on DSL technology for consumers have been marketed by T-Online, broadband lines excluding internal use. Prior-year comparatives have been adjusted.

(d)         Definition of resale: sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group.

(e)          Central and Eastern Europe includes the fixed-network business of MATÁV (incl. Maktel), Slovak Telecom (ST) and T-Hrvatski Telecom (T-HT).

(f)            Customers with a billing relationship. Western Europe includes: ya.com and Club Internet.

(g)         For the first time, the number of narrowband lines rather than channels are reported. Prior-year comparatives have been adjusted.

(h)         Telephone lines excluding internal use and public telecommunications, including wholesale services.  Prior-year comparatives have been adjusted.

(i)             Subscriber-line figures are recorded including MATÁV’s subsidiary, Maktel. Rebranding of MATÁV as Magyar Telekom as of the beginning of May 2005.

(j)             Brand name as of October 2004; legal name HT-Hrvatske telekomunikacije d.d.

(k)          Total calculated on the basis of customers (broadband and narrowband rates) with a billing relationship and PAYG < 30 days and PAYG > 30 days.

(l)             PAYG: Pay as you go.

The Broadband/Fixed Network strategic business area consists of the business units T-Com and T-Online, and serves consumers and very small business customers of the Deutsche Telekom Group as well as the wholesale market.  In addition, it handles business with resellers (wholesale business).  T-Com is also responsible for the entire national and international network infrastructure as well as business with international network operators (International Carrier Services business).

Broadband/Fixed Network: Customer development and selected KPIs

In the first quarter of 2005, Broadband/Fixed Network once again considerably increased the number of broadband subscribers – both in terms of lines and calling plans – as a result of its successful marketing strategy.  The number of broadband lines increased to 6.7 million at the end of the first quarter of 2005, 465,000 of which were DSL lines that had been sold to competitors as part of resale offers since June 1, 2004. In contrast, the number of narrowband lines and calls continued to decline as a result of competition and regulation.  The number of customers subscribing to narrowband rates for Internet access also decreased further, in part due to migration to broadband rates.

T-Com: Customer development and selected KPIs

In the first quarter of 2005, T-Com again focused its activities on increasing the mass market penetration of its broadband lines based on DSL technology.  As a result, the number of broadband lines grew by 621,000 to 6.7 million as compared with the end of 2004.  This is the second highest net increase ever recorded within a quarter.  Compared with the prior-year quarter, this figure increased by 48.9 percent.  Around 6.4 million lines were in operation in Germany at the end of March 2005, which corresponds to an increase of 581,000 in the past quarter.

T-Com mainly focuses on attractive offers such as the “three times zero” campaign(8) that T–Com and T-Online jointly ran until the end of January.  This enables T-Com not only to significantly increase the number of T-DSL lines, but also to push the trend towards DSL lines with higher bandwidths.  Thus at the end of March 2005, more than 10 percent of T-DSL lines had bandwidths of two or more megabits per second (Mbit/s).

One highlight for T-Com in emphasizing its role as an innovative telecommunications company is the T-Com House, which opened at the beginning of March 2005 in Berlin.  It is based on DSL technology and provides a clear demonstration and first-hand experience of what will be possible with the information,  telecommunication and entertainment technologies of tomorrow.  Here, T-Com is presenting such innovations as the “Family Whiteboard,” a kind of electronic pinboard that acts as a central communications platform for the family. The central control element of the T-Com House is a personal digital assistant, with which all communications, data and media applications can be controlled by WLAN technology at home or via HotSpots when on the move.

T-Com plans to further increase broadband coverage with the new wireless WiMAX technology.  In order to explore the possibilities of the new system, T-Com will begin a pilot operation in the next few months in the towns of Siegburg and Rheinbach in the Bonn area. Jointly, T-Com and T-Mobile have further expanded the public WLAN portfolio with the introduction of an even simpler and more transparent HotSpot rate system on March 1, 2005.  In total, the number of T-Com HotSpots in Germany rose to more than 3,700 at the end of March 2005.  In addition T-Com, in close cooperation with Autobahn Tank & Rast Holding GmbH, will exclusively supply the majority of highway service areas with HotSpots based on WLAN technology by the end of this year.

(8)          Under this plan, T-Online reimbursed the activation charge for the T-DSL line in the form of credit to the user’s account, and customers received the DSL modem for free.  The subscription fee for the T-Online dsl 1500 MB rate was waived for one month.

The strong growth trend in the broadband sector continued in the first quarter of 2005 at T-Com’s subsidiaries in Central and Eastern Europe.  The subsidiaries increased the number of DSL lines by around 120 percent year-on-year to 305,000 thanks to marketing initiatives.  In the first quarter of 2005, the number of DSL lines increased by around 40,000, mainly driven by broadband growth in Central and Eastern Europe, in particular at MATÁV.  Within a year the Hungarian subsidiary raised the number of DSL lines by 99,000 to 224,000 at the end of the first quarter.  Slovak Telecom already had 51,000 DSL lines in operation at the end of March, which corresponds to a fivefold increase compared with the prior-year quarter.  Compared with the end of 2004, T-Hrvatski Telekom also significantly increased its number of broadband lines by 8,000 to 30,000 through targeted DSL marketing campaigns.

In the narrowband sector in Germany, the decline in the number of lines was mainly caused by customer migration to competitors and, to a lesser extent, the substitution effect caused by mobile communications. Compared with the prior-year quarter, the number of narrowband lines decreased by almost 2.7 percent to 36.4 million.  The number of T-ISDN lines decreased by 1 percent to 10.3 million compared with the prior-year quarter, primarily due to the discontinuation of the price advantage of combining T-DSL with T-ISDN (compared with T-DSL combined with an analog line), as well as continuing market saturation.

The decrease in the number of call minutes is continuing due to losses of market share.  The decline in market share in all four call areas (Local, Germany, World, fixed to mobile) slowed down slightly, however, especially in the Local and Germany call areas.  The reduction in call minutes in the consumer segment is due to continued high usage of call-by-call and preselection offers. Another negative influence is the increasing number of lines that are realized by competitors on the basis of leased subscriber lines.

T-Com introduced a brand new rate system(9) on March 1, 2005 to increase its competitiveness in the call market.  At the end of March 2005, T-Com’s new rates already had 7.3 million customers.  The simplification of the rate system is the first step towards a far-reaching streamlining of the product portfolio scheduled to be implemented in the consumer segment.  Its aim is to simplify the range on offer, to provide greater transparency for customers and to enable cost reductions.

In order to focus even more consistently on customer requirements, T-Com has established the growth program “Re-invent” in the context of Deutsche Telekom’s Excellence Program.  Together with “innovation and growth” as well as “quality and efficiency,” particular importance is given to customer satisfaction.  Alongside the rate campaign, there are also other serious considerations to improve customer satisfaction, such as the quicker installation of DSL lines or providing a fixed time (within an hour) for service appointments.  Another core element of “Re-invent” is the increase in process and cost efficiency based on the economical use of personnel and other resources.

(9)          Since March 1, 2005 T-Com has been offering a highly simplified rate portfolio with four rate variants (Call Plus, Call Time, XXL und XXL Freetime) and two optional rates (XXL Local und Country Select) that can be added to these variants.  Since March 1, 2005, the following service features have been included as standard with all lines with Call Plus, Call Time, XXL or XXL Freetime: calling line identification, call waiting, call completion on busy, consultation call, switching between lines, three-way conferencing, call forwarding and calling line identification restriction.  Furthermore, exact to-the-minute billing is available for all new rates, including for “City” calls.

T-Online: Customer development and selected KPIs

The Internet market in Germany and the rest of Europe is currently influenced by two important trends – fast broadband growth with the associated expansion of possible uses and further individualization of services. In the 2004 financial year, T-Online focused its strategic orientation on sustained growth in the dynamic broadband market.  The goal is to introduce a range of initiatives to position T-Online in the fast-growing markets for broadband and IP services as the innovation and quality leader for the long term.

T-Online has identified and already begun implementing three key strategic initiatives in the first quarter of 2005:

T-Online has positioned itself as a full-package DSL provider in Germany since January 31, 2005 by marketing DSL lines and Internet access together with hardware components, and by continuing the broadband initiative until the end of January.  Since the beginning of 2005 about 295,000 customers have opted for a DSL rate in Germany, and 145,000 of these signed up for the combined DSL and Internet access offer. Compared with the same quarter last year, the number of customers with a DSL rate plan has increased by more than 40 percent to 3.5 million.

In Germany and Western Europe, the base of customers with broadband rate plans rose from 2.7 million to 3.9 million customers.

With a range of communications products based on voice over IP (VoIP), T-Online presented an important building block for future “triple play” offers at CeBIT 2005.  T-Online presented the first examples of these bundled offers, consisting of Internet access, and communications and entertainment services, under the name of “Home Entertainment & Services.”

An important component of the entertainment services of T-Online is the video-on-demand offer from the T-Online Vision broadband portal.  Here customers can currently choose from more than 300 films and documentaries in the movie and adult entertainment sections.  A monthly average of 70,000 films were accessed via T-Online Vision in the first quarter of 2005.

Only one and a half years after it was launched, Musicload had already registered one million customers – making it one of the leading providers of legal music downloads.  The threshold of one million downloaded titles was already exceeded in December 2004.  Musicload now offers 480,000 tracks (singles and albums).

The French Internet market is still characterized by high competitive pressure and rising demand for broadband.  T-Online is consistently and successfully expanding its competitive position in France via the Internet provider, Club Internet.  Club Internet further increased the number of broadband accesses in the first quarter of 2005 with a combination of fast broadband Internet access, digital multi-media entertainment services and attractively priced voice-over-IP offers.

In Spain, ya.com was able to achieve significant gains in the DSL market thanks to its broadband campaign, which was launched at the end of 2004, increasing its DSL customer base by about 80 percent compared with the prior-year quarter.  The DSL voice rate (pre-selection), launched in January 2005, was particularly successful with existing as well as new customers.

Broadband/Fixed Network: Development of operations

		Q1	Q1			FY
		2005	2004	Change	Change	2004
		millions of €	millions of €	millions of €	%	millions of €

Total revenue		6,638	6,941	(303)	(4.4)	27,010
T-Com(a)		6,304	6,599	(295)	(4.5)	25,601
T-Online(a)		509	489	20	4.1	2,012
EBIT(b) (profit from operations)		1,506	1,477	29	2.0	5,545
EBIT margin	(%)	22.7	21.3			20.5

Depreciation, amortization and impairment losses		(1,011)	(1,082)	71	6.6	(4,408)
EBITDA(c)		2,517	2,559	(42)	(1.6)	9,953
Special factors affecting EBITDA(c)		0	(33)	33	n.a.	(220)
Adjusted EBITDA(c)		2,517	2,592	(75)	(2.9)	10,173
T-Com(a)		2,436	2,490	(54)	(2.2)	9,722
T-Online(a)		88	118	(30)	(25.4)	464
Adjusted EBITDA margin(c)	(%)	37.9	37.3			37.7
T-Com(a)		38.6	37.7			38.0
T-Online(a)		17.3	24.1			23.1
Cash capex(d)		(396)	(370)	(26)	(7.0)	(2,122)

Number of employees(e)		112,871	114,748	(1,877)	(1.6)	115,292
T-Com		109,787	111,830	(2,043)	(1.8)	112,329
T-Online		3,084	2,918	166	5.7	2,963

(a)          T-Com’s prior-year results were adjusted according to the Group’s realignment into three strategic business areas and according to IFRS.  T-Online’s prior-year results have been adjusted in line with the transition to IFRS.

(b)         EBIT is profit/loss from operations as shown in the income statement.

(c)          Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation and amortization.  For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 41 et seq. For detailed information and calculations of the figures for 2004,  please refer to the reconciliation report “Historical figures according to IFRS.  New Group organization.”

(d)         Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.

(e)          Average number of employees.

Broadband/Fixed Network: Total revenue

The total revenue of the Broadband/Fixed Network business area was EUR 6.6 billion in the first quarter of 2005.  While T-Online’s revenue increased compared with the prior-year quarter, T-Com’s revenue declined. In total, the Broadband/Fixed Network business area recorded a revenue decrease of around 4.4 percent.

T-Com: Total revenue

T-Com’s revenue under the new structure and according to IFRS decreased by 4.5 percent to EUR 6,304 million in the first quarter of 2005.  This decline was mainly caused by a decrease in revenue generated with other Group entities of EUR 157 million and is a result of reductions in prices as well as volumes.  Data communication revenues fell in particular due to the transfer of parts of the value-added chain to T-Systems. Furthermore, the change in business model for the sale of mobile terminal equipment in the T-Punkt stores had a negative effect on revenue.  Since May 1, 2004, T-Com has only received sales commissions on the sale of mobile terminal equipment.

T-Com: Net revenue

Net revenue fell by 2.7 percent, or EUR 138 million to EUR 5,067 million compared with the prior-year quarter.  This is caused by lower call revenues as a result of a further loss of market shares to competitors and the loss of minutes to mobile communications.  Moreover, price reductions as well as market share losses were recorded in business with international carriers.  This decline in revenues was only partly compensated by growing revenues from broadband lines and from wholesale services for competitors, especially in the area of subscriber lines.

In Germany, total revenue in the first quarter of 2005 was EUR 5,690 million as compared with EUR 5,982 million in the same period last year.  Access revenues from narrowband lines were kept constant compared with the prior-year period with increased marketing of lines with calling plans.  Revenues from broadband access, on the other hand, more than doubled in comparison with the prior-year period due to aggressive broadband marketing.  The reduction in revenues from call minutes is the result of the increasing substitution by mobile communications as well as price effects caused by the higher number of calling plans sold. In total, the positive development of lines (including T-DSL) was unable to offset the negative development in call revenues.  Consequently, revenue in the field of network communications fell by 2.5 percent to EUR 3,548 million.

The decline in revenues from terminal equipment was mainly caused by a lower demand in rental business. Terminal equipment business was already weakened, however, due to price reductions and a decline in volumes.  The decrease in revenues from value-added services is mainly attributable to a decline in the market for premium rate services.  Revenues from data communications also declined.  This was caused by price and volume reductions as well as the increased procurement of products on a low value-added level by T-Systems.

Offsetting effects were recorded in the sale of wholesale products.  The volume growth in subscriber lines caused an increase in revenues compared with the prior-year period.  In addition, interconnection calls and lines, as well as revenues from DSL resale products that were introduced on July 1, 2004, showed positive development.  Price adjustments for wholesale products, however, resulted in a reduction in revenue from Internet service providers.  The decline in prices and volumes in International Carrier Services und Solutions (ICSS) business also contributed to a decline of 4.4 percent to EUR 1,245 million in wholesale business compared with the prior-year period.

Revenue from fixed network business in Central and Eastern Europe stayed almost constant in the first quarter of 2005 at EUR 614 million due to the positive development in exchange rates.

T-Online: Total revenue

T-Online achieved a group-wide total revenue of EUR 509 million in the reporting period (prior-year period: EUR 489 million), a year-on-year increase of 4.1 percent.  The continued development of the DSL broadband market in particular resulted in further revenue growth.  On the other hand, the reimbursement of activation charges as well as the waiving of subscription fees as part of the broadband advertising campaign, launched in 2004 and continued into the first quarter of 2005, had a negative effect on revenue. Since a high proportion of new customers recorded in the first quarter of 2005 (especially customers of the combined offer of a DSL line and a broadband rate) will not generate revenue until the second quarter of 2005, revenues from the program to offer complete DSL bundles only made a small contribution so far to first quarter results.

Broadband/Fixed Network: EBITDA, adjusted EBITDA

The Broadband/Fixed Network business area recorded adjusted EBITDA of around EUR 2.5 billion in the first quarter of 2005. This represents a decrease of around 2.9 percent compared with the prior-year value and is better than the development of the revenue figure.

T-Com: EBITDA, adjusted EBITDA

T-Com’s adjusted EBITDA was about EUR 2.4 billion in the first quarter of 2005. In view of the EUR 295 million decline in revenue, the decline of the adjusted EBITDA figure by only EUR 54 million is disproportionately low. This is the result of a number of positive effects such as savings from leased-out office space, improved procurement conditions in the area of logistics, price reductions in billing services as well as price and volume effects in relation to workstation systems. These results were partially outweighed, however, by increased bad debt losses from international carrier business as well as the costs of trainees, which had been previously reported under Headquarters’ costs but are now allocated more fairly based on actual cost generation. The adjusted EBITDA margin increased from 37.7 percent in the first quarter of 2004 to 38.6 percent in the first quarter of 2005 as a result of cost savings.  The first quarter of the previous year included a special factor of EUR 33 million for restructuring expenses (severance and voluntary redundancy payments and adjustments to collective agreements in Germany).  There were no such special factors requiring adjustment at T-Com in the first quarter of 2005. T-Com generated adjusted EBITDA of EUR 2,169 million in Germany in the reporting period, a margin of 38.1 percent. Compared with the prior-year quarter, adjusted EBITDA declined slightly, while the margin clearly increased. Adjusted EBITDA in Central and Eastern Europe was EUR 267 million and therefore slightly above the value of the prior-year period, partly as a result of reductions in personnel and platform optimizations. The adjusted EBITDA margin of the Eastern European subsidiaries in the first quarter of 2005 was 43.5 percent.

T-Online: EBITDA, Adjusted EBITDA

Although T-Online’s revenue increased by 4 percent compared with the prior-year period, adjusted EBITDA decreased from EUR 118 million to EUR 88 million. This decline is a result of the expected start-up costs of the combined DSL and entertainment packages in germany as well as the costs of the aggressive market expansion activities in France and, to a lesser extent, also in Spain. The intended increase of market shares in France and Spain to 15 - 20 percent entails higher marketing and results in a rise in marketing and selling expenses. This effect had already been announced at the T-Online strategy press conference in November 2004.

Broadband/Fixed Network: EBIT

EBIT (profit/loss from operations) rose by around 2.0 percent year-on-year to EUR 1.5 billion. EBIT was boosted by a decline in depreciation and amortization, especially as a result of T-Com’s restrained investment activities in previous years.

Broadband/Fixed Network: Personnel

The average headcount within the Broadband/Fixed Network business area decreased by 1,877 to 112,871 compared with the prior-year quarter. The number of employees at T-Com fell by 1.8 percent to 109,787 compared with the prior-year period.  Personnel costs at T-Com increased by about 3 percent. This is a result of higher additions to provisions, for example for partial retirement, and to the effect of collectively agreed wage and salary increases.

Mobile Communications.

			Change		Change
			Mar. 31, 2005/		Mar. 31, 2005/
	Mar. 31, 2005	Dec. 31, 2004	Dec. 31, 2004(a)	Mar. 31, 2004	Mar. 31, 2004(a)
	millions	millions	%	millions	%
Mobile subscribers (total)	78.9	77.4	1.9	70.9	11.3
T-Mobile Deutschland	27.6	27.5	0.4	26.7	3.4
T-Mobile UK(b)	16.1	15.7	2.5	14.3	12.6
T-Mobile Austria	2.0	2.0	0.0	2.0	0.0
T-Mobile Netherlands	2.2	2.3	(4.3)	2.1	4.8
T-Mobile CZ (Czech Republic)	4.4	4.4	0.0	4.0	10.0
T-Mobile Hungary	4.1	4.0	2.5	3.8	7.9
T-Mobile Hrvatska (Croatia)	1.6	1.5	6.7	1.4	14.3
EuroTel(c) (Slovakia)	1.9	1.9	0.0	1.7	11.8
Mobimak (Macedonia)	0.8	0.8	0.0	0.6	33.3
T-Mobile USA	18.3	17.3	5.8	14.3	28.0

(a)          Percentages calculated on the basis of figures shown.

(b)         Including Virgin Mobile.

(c)          Rebranding as T-Mobile Slovensko at the beginning of May 2005; subscribers were included for the first time in the fourth quarter of 2004. Prior-year comparatives have been adjusted.

Mobile Communications: Customer development and selected KPIs

Compared with the end of 2004, the number of mobile subscribers rose by 1.5 million to just under 79 million. The high quality of the customer base was further improved by concentrating on fixed-term contract subscribers. 70 percent of the new customers in the first quarter opted for fixed-term contracts, and have thus increased the proportion of fixed-term contract subscribers to almost 50 percent of the total customer base. In addition to T-Mobile International’s subsidiaries, the new Mobile Communications strategic business area also includes mobile communications activities in Hungary, Croatia, Macedonia and Slovakia, which were previously assigned to T-Com. Again T-Mobile USA was particularly successful in acquiring new customers – in the first quarter of 2005 over 950,000 new customers opted for the mobile services of the U.S. subsidiary T-Mobile USA.

In the previous twelve months, T-Mobile USA attracted almost 4 million new customers and thus increased its customer base by 28 percent. T-Mobile has been especially successful in the marketing of BlackBerry devices in the United States. More than half a million T-Mobile USA customers now use a BlackBerry for mobile data communications. Monthly ARPU(10) decreased slightly to USD 51 (EUR 39).  The churn rate was lowered to 2.8 percent quarter-on-quarter. The churn rate for contract subscribers fell to 2.3 percent.

10            ARPU – Average revenue per user – is used to measure the monthly revenue from services per customer. ARPU is calculated as follows: revenue generated by customers for services (i.e., voice services – including incoming and outgoing calls – and data services) plus roaming revenue, monthly charges and revenue from visitor roaming, divided by the average number of customers in the month. Revenue from services excludes the following: revenue from terminal equipment, customer activation, revenue from virtual network operators, and other revenue not generated directly by T-Mobile customers. Visitor roaming revenues are included in ARPU as of the first quarter of 2005. Deutsche Telekom believes this improves comparability with competitor data calculated in the same manner. Historical data was restated accordingly.

In Europe, T-Mobile has successfully driven the marketing of the Relax calling plans. With the various Relax calling plans, customers receive a certain bucket of call minutes for defined mobile calls at a monthly package rate. Across Europe, around 3.1 million customers opted for T-Mobile’s Relax rates. This number is equivalent to 14 percent of all European fixed-term contract subscribers.

T-Mobile Deutschland continued to focus its marketing activities on fixed-term contract business. Customer growth was almost entirely attributable to the postpaid sector. In total, subscriber numbers grew by 89,000. The churn rate was further reduced to 1.4 percent in the first quarter of 2005. Monthly ARPU was stable year-on-year at EUR 23.

T-Mobile UK acquired 392,000 new customers, 81,000 of which were fixed-term contract subscribers. Thus the number of fixed-term contract subscribers is stable at over 3 million. Monthly ARPU slightly decreased by EUR 1 to EUR 26 quarter-on-quarter. Compared with the previous quarter, the churn rate fell by 0.4 percentage points to 2.6 percent. The companies in the Czech Republic, Hungary and Macedonia also recorded a further customer growth in the first quarter of 2005. The customer base of T-Mobile Austria remained relatively stable. The number of subscribers at T-Mobile Netherlands, however, fell by 39,000 because of continuing strong competition. Customer numbers also decreased slightly by 30,000 at Euro Tel. High market saturation caused a slight decrease in monthly ARPU compared with the fourth quarter of 2004 in all of T-Mobile’s subsidiaries apart from T-Mobile Austria, which achieved a growth in monthly ARPU.

Mobile Communications: Development of Operations

		Q1		Q1			FY
		2005		2004	Change	Change	2004
		millions of €		millions of €	millions of €	%	millions of €

Total revenue(a)		6,746		6,272	474	7.6	26,527
of which: T-Mobile Deutschland		2,074		2,120	(46)	(2.2)	8,745
of which: T-Mobile UK		988		1,133	(145)	(12.8)	4,344
of which: T-Mobile Austria		222		235	(13)	(5.5)	882
of which: T-Mobile Netherlands		256		250	6	2.4	1,046
of which: T-Mobile CZ (Czech Republic)		217		186	31	16.7	827
of which: T-Mobile Hungary		256		235	21	8.9	1,049
of which: T-Mobile Hrvatska (Croatia)		101		89	12	13.5	436
of which: EuroTel(b) (Slovakia)		86		—	n.a.	n.a.	—
of which: Mobimak (Macedonia)		31		30	1	3.3	135
of which: T-Mobile USA		2,598		2,053	545	26.5	9,278
EBIT (Profit from operations)		966		1,141	(175)	(15.3)	1,510
EBIT margin	(%)	14.3		18.2			5.7

Depreciation, amortization and impairment losses		(1,136)		(685)	(451)	(65.8)	(6,953)
EBITDA(c)		2,102		1,826	276	15.1	8,463
Special factors affecting EBITDA(c)		(9	)(d)	—	(9)	n.a.	68 (e)
Adjusted EBITDA(c)		2,111		1,826	285	15.6	8,395
Adjusted EBITDA margin(c)	(%)	31.3		29.1			31.6

Cash capex(f)		(2,505)		(825)	(1,680)	n.a.	(3,078)

Number of employees(g)		48,914		46,337	2,577	5.6	47,418

The Mobile Communications strategic business area includes all activities of the fully consolidated mobile communications companies in Germany, the United Kingdom, the United States, the Czech Republic, Austria, the Netherlands, Hungary, Croatia, Slovakia and Macedonia as well as minority investments in Russia and Poland.

(a)          These amounts relate to the companies’ respective unconsolidated financial statements (single-entity financial statements adjusted for uniform group accounting policies and reporting currency) without taking into consideration consolidation effects at the level of the strategic business area.

(b)         Fully consolidated as of the first quarter of 2005. Rebranding as T-Mobile Slovensko at the beginning of May 2005.

(c)          Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation and amortization. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 41 et seq.  For detailed information and calculations of the figures for 2004, please refer to the reconciliation report “Historical figures according to IFRS. New Group organization.”

(d)         Expenses at T-Mobile Austria for “Save for Growth” (EUR 7 million), expenses at T-Mobile Deutschland for Vivento (EUR 2 million).

(e)          Proceeds from the sale of Virgin Mobile (EUR 75 million) at T-Mobile UK, expenses at T-Mobile Deutschland for Vivento (EUR 7 million).

(f)            Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.

(g)         Average number of employees.

Mobile Communications: Total revenue

In the mobile communications segment, the Deutsche Telekom Group increased its revenue by 7.6 percent or by EUR 474 million compared with the first quarter of 2004. In addition to the first-time consolidation of EuroTel accounting for EUR 86 million, this increase was attributable to the revenue growth of EUR 545 million at T-Mobile USA. The operations in the Czech Republic and Croatia achieved double-digit growth rates. In the United Kingdom, revenue declined by EUR 145 million which was mainly a result of the cut in termination charges. Low sales in the terminal equipment business caused revenue in Germany to decrease slightly.

Mobile Communications: EBITDA, adjusted EBITDA

Both EBITDA and adjusted EBITDA in the mobile communications segment amounted to around EUR 2.1 billion in the first quarter of 2005. In relation to revenue, this corresponds to a disproportionately high increase of 15.1 percent and 15.6 percent respectively year-on-year. Almost all companies contributed to this increase. At around 31 percent, the adjusted EBITDA margin was almost 2 percentage points higher than in the first quarter of 2004.  T-Mobile Deutschland contributed EUR 825 million to adjusted EBITDA, followed by T-Mobile USA with EUR 602 million and T-Mobile UK with EUR 277 million. The operations in the Czech Republic and Hungary generated EBITDA of around EUR 100 million respectively, the companies in Austria, Croatia and Slovakia around EUR 50 million each, and T-Mobile Netherlands EUR 26 million.

The EBITDA margin was 40 percent in Germany, 28 percent in the United Kingdom and 23 percent in the United States. The margin in the United Kingdom was impacted in particular by the cut in termination charges. In the United States, the margin is negatively influenced under IFRS due to two accounting differences between IFRS and the previously reported German GAAP. These are the inclusion of other taxes (principally real estate tax) as expenses effecting EBITDA, and a uniform distribution of future increasing lease expenses over the respective lease term, which has no impact on cash flow. The operations in the Czech Republic, Croatia, Macedonia and Slovakia generated margins on a scale of around 50 percent. T-Mobile Hungary’s margin was around 39 percent, T-Mobile Austria’s around 27 percent and T-Mobile Netherlands’ around 10 percent.

Mobile Communications: EBIT

EBIT decreased by around 15 percent to EUR 966 million compared with the first quarter of the previous year. This decrease is essentially attributable to higher amortization of UMTS licenses in Germany and the United Kingdom, which under IFRS had not been recorded in the first quarter of 2004, as well as higher depreciation of property, plant and equipment. These are mainly due to depreciation of network infrastructure in California, Nevada and New York as well as depreciation of UMTS property, plant and equipment in Germany and the United Kingdom.

Mobile Communications: Personnel

The number of employees in Mobile Communications increased by 2,577 to 48,914 at the end of the first quarter of 2005. This rise relates mainly to staff additions at the fast-growing subsidiary T-Mobile USA and to newly consolidated operations in Slovakia; in contrast, the number of employees in Western Europe fell slightly.

Business Customers.

		Q1 2005(a)	Q1 2004(a)	Change(a)	Change(a)	FY 2004(a)
					%

Enterprise Services
Computing and Desktop Services
Processor capacity	(MIPS)(b)	130,429	116,956	13,473	11.5	130,786
Number of servers managed and serviced	(units)	36,360	31,365	4,995	15.9	35,418
Number of workstations managed and serviced	(millions of units)	1.3	1.2	—	—	1.2
Proportion of support activities, Germany	(%)	60.5	59.6	—	—	60.6
Proportion of retail, Germany	(%)	39.5	40.4	—	—	39.4
Systems Integration
Hours billed	(millions)	2.8	2.9	—	—	11.7
Utilization rate(c)	(%)	77.3	73.5	—	—	77.8

Business Services
Voice revenue	(millions of €)	455	472	(17)	(3.6)	1,933
Data revenue (legacy/IP)	(millions of €)	579	594	(15)	(2.5)	2,593
IT revenue	(millions of €)	32	19	13	68.4	77

(a)          The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.

(b)         Million instructions per second.

(c)          Ratio of average number of hours billed to maximum possible hours billed per period.

Business Customers: Selected KPIs

In the first quarter of 2005, the Deutsche Telekom Group significantly increased revenue in its newly formed Business Customers strategic business area (T-Systems), generating revenue growth of 1.6 percent compared with the prior-year quarter. Profit before income taxes in particular increased substantially as EBITDA improved slightly.

The T-Systems Enterprise Services (ES) business unit made a significant contribution to this positive development. The ES unit is the business area’s point of contact for multinational corporations and major public authorities. In the highly competitive IT services market, the ES – Computing & Desktop Services segment won a number of new customer projects: Compared with the prior-year period, the number of servers managed and serviced increased by 15.9 percent, while the number of workstations managed and serviced increased by 3.8 percent. In addition, there was a slight increase in the proportion of support activities, which generate higher margins than pure sales activities. MIPS (million instructions per second) rose by 11.5 percent year-on-year; due to the consolidation of computing centers, however, the ES – Computing & Desktop Services segment recorded a slight decrease in processor capacity as against year-end 2004.

Development in the ES - Systems Integration segment was also positive, with an improvement in the capacity utilization rate of almost 4 percent compared with the corresponding prior-year period. In particular, this reflects the capacity adjustments implemented due to market developments, which served to offset the slight decline in the number of hours billed.

In the first quarter of 2005, T-Systems Business Services (BS) was faced with sustained, significant price and competitive pressure in its voice and legacy data activities. The business unit, which is responsible for around 160,000 large and medium-sized businesses, recorded slightly negative performance in the reporting period. However, the marketing focus on IT services for medium-sized enterprises that was adopted as part of the restructuring process started to bear fruit, generating a significant increase in revenue.

Business Customers: Development of operations

		Q1	Q1			FY
		2005	2004	Change	Change	2004
		millions of €	millions of €	millions of €	%	millions of €

Total revenue		3,124	3,075	49	1.6	12,957
EBIT (Profit from operations)		180	159	21	13.2	570
Special factors affecting EBIT		(1)	(3)	2	66.7	(121)
Adjusted EBIT		181	162	19	11.7	691
Adjusted EBIT margin	(%)	5.8	5.3			5.3

Depreciation, amortization and impairment losses		(215)	(232)	17	7.3	(947)
EBITDA(a)		395	391	4	1.0	1,517
Special factors affecting EBITDA(a)		(1)	(3)	2	66.7	(121)
Adjusted EBITDA(a)		396	394	2	0.5	1,638
Adjusted EBITDA margin(a)	(%)	12.7	12.8			12.6

Cash capex(b)		(132)	(124)	(8)	(6.5)	(757)

Number of employees(c)		51,314	52,357	(1,043)	(2.0)	51,978

(a)          Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation and amortization. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 41 et seq. For detailed information and calculations of the figures for 2004, please refer to the reconciliation report “Historical figures according to IFRS. New Group organization.”

(b)         Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.

(c)          Average number of employees.

Business Customers: Total revenue

In the first quarter of 2005, total revenue in the Business Customers strategic business area increased by 1.6 percent to EUR 3,124 million. The substantial revenue growth of over EUR 134 million in the Enterprise Services business unit more than offset the decrease of around EUR 85 million at Business Services.

With revenue growth of 9.6 percent, the ES – Computing & Desktop Services segment made a significant contribution to the positive result for the first quarter recorded by Business Customers. Revenue in the ES – Systems Integration segment increased by 4.6 percent compared with the first quarter of 2004. In the ES – Telecommunications segment, new customer projects allowed T-Systems to generate revenue growth of 2.9 percent as against the corresponding prior-year period.

Business Customers: Net revenue

Business with customers outside the Deutsche Telekom Group further expanded in the first quarter of 2005. At 2 percent, net revenue growth in the reporting period was stronger than the growth in total revenue. This development reflects T-Systems’ successful positioning on the market and the continued substitution of internal revenue with external revenue.

The Enterprise Services business unit made a particularly important contribution to the growth in net revenue, generating an increase of 5.8 percent compared with the first quarter of 2004. This was driven in particular by the ES – Computing & Desktop Services segment, in which T-Systems recorded growth of 9.5 percent in the reporting period. This positive development was primarily due to the consolidation and sustained expansion of existing customer relationships. By contrast, net revenue in the ES – Systems Integration segment declined due to the continued price pressure in the external market.

Considerable price and competitive pressure also had a negative impact on revenue at Business Services: The net revenue recorded by this business unit was down 2.2 percent on the corresponding prior-year period.

Business Customers: EBITDA, adjusted EBITDA

In the first quarter of 2005, EBITDA and adjusted EBITDA both increased by around 1 percent year-on-year. This development was due to EBITDA growth of 2.8 percent at T-Systems Enterprise Services, which more than offset the decrease at T-Systems Business Services. This reflects the successful implementation of cost reduction and efficiency enhancement measures in the Business Customers strategic business area as well as the first positive effects of the “Focus on Growth” program, which T-Systems is pressing ahead with systematically as part of the Group-wide Excellence Program.

Business Customers: EBIT, adjusted EBIT

EBIT improved significantly by 13.2 percent compared with the first quarter of 2004. Adjusted EBIT also increased considerably by 11.7 percent in the reporting period. This increase is due to the cost reduction and efficiency enhancement measures implemented, as well as the lower level of depreciation and amortization.

Business Customers: Personnel

The average headcount within the Business Customers business area decreased by 1,043 to 51,314 compared with the prior-year quarter.

Group Headquarters & Shared Services.

(a)          Group Headquarters primarily includes subsidiaries such as Deutsche Telekom International Finance B. V., Deutsche Telekom Holding B. V. and T-Venture Holding GmbH.

(b)         Real Estate Services (GuG) = Deutsche Telekom Immobilien und Service GmbH (DeTeImmobilien),
DFMG Deutsche Funkturm GmbH, GMG Generalmietgesellschaft mbH (GMG), Sireo Real Estate Asset Management GmbH (Sireo), and Power and Air Condition Solution Management GmbH & Co.KG (PASM).

(c)          Including Vivento Customer Services GmbH & Co.KG (VCS) and Vivento Technical Services GmbH & Co.KG (VTS).

(d)         Primarily: DeTeAssekuranz – Deutsche Telekom Assekuranzvermittlungsgesellschaft mbH, Deutsche Telekom Training GmbH, Fachhochschule Leipzig, Human Resources Management, Accounting & Controlling.

(e)          The former shared service Billing & Collection has been part of the Business Customers strategic business area since the beginning of 2005.

At Group Headquarters & Shared Services, Deutsche Telekom combines its strategic and Group-wide management functions along with operational tasks that are not directly related to the core businesses of the various Group entities. The Shared Services unit includes in particular Vivento, Real Estate Services, and DeTeFleet Services – the full-service provider of fleet management and mobility services. Since January 1, 2005, the former shared service Billing & Collection has been managed within the Business Customers strategic business area under the T-Systems brand name. Billing & Collection and T-Systems have been offering Business Process Outsourcing (BPO) to the outside market in a joint initiative since late 2003.

Real Estate Services, the shared service responsible for managing and servicing Deutsche Telekom AG’s real estate assets primarily in Germany, was expanded at the beginning of 2005 with the addition of PASM Power and Air Condition Solution Management GmbH & Co. KG and the first foreign investment of the real estate group. Deutsche Telekom Immobilien und Service GmbH together with a local partner formed TELIT Szolgáltató Részvénytársaság in Hungary.

In the first quarter of 2005, Vivento continued the favorable business development of the preceding year, which was initiated by the strategic realignment. The placement and qualification rate reached a stable level at 80 percent.

Factors contributing to Vivento’s high level of placements include not only the employment alliance and major labor-intensive projects, but also the business lines Call Center Unit and Vivento Technical Services GmbH & Co.KG (VTS).  These business lines created new jobs in promising new business fields. Vivento Customer Services GmbH & Co.KG (VCS), which launched operations in early 2004 as part of the Call Center Unit, and VTS, which commenced operations in July of 2004, have continually expanded their operational scope. At present, around 5,700 staff are permanently employed in both business lines, approximately 4,800 of which are in the Call Center Unit and a further 900 in VTS.

Vivento Customer Services GmbH & Co. KG, which has 18 offices throughout Germany, has established itself on the quickly expanding market for call center services. As of March 31, 2005, VCS employed approximately 2,500 employees and engaged approximately 700 workers on a temporary basis.

Approximately 900 permanent employees and approximately 700 temporary staff were employed at VTS at March 31, 2005. The company provides installation and after-sales services in the field of technical infrastructure, specifically for companies in the telecommunications and information technology sectors.

In the first quarter of 2005, Vivento took on over 700 employees from the Deutsche Telekom Group. This increased the number of transferred staff to approximately 32,500 since the company was established. More than 2,000 employees left Vivento in the first quarter, and since its formation, approximately 14,800 employees have found jobs outside Vivento. The current number of employees is approximately 17,700:  Approximately 700 are Vivento’s own employees/members of management, around 5,700 work in either of the two business lines, and around 11,200 are transferred employees. Around 7,100 of these 11,200 employees were engaged on a contract or temporary basis in the first quarter of 2005.

Building on its ongoing goal, namely to place as many employees as possible in permanent jobs inside and outside the Group, Vivento will continue to direct its strategic focus on expanding the business lines and realizing additional placement opportunities in 2005. As in 2004, the top priority will be long-term staff reductions in the Group. At the same time, emphasis will be placed on continued cooperation with government agencies and public institutions in order to provide new career prospects, in particular to employees with civil-servant status. The working relationship with the Federal Employment Agency (‘Bundesagenturfür Arbeit’) and municipal governments in connection with the Federal Government’s Hartz IV program has established an important foundation here. During the reporting period, the transition from the project phase, where data had to be collected for the new long-term unemployment benefits system, to the support and job placement phase for recipients of the restructured benefits was successful.

Group Headquarters & Shared Services: Development of operations

		Q1	Q1			FY
		2005	2004	Change	Change	2004
		millions of €	millions of €	millions of €	%	millions of €

Total revenue		853	866	(13)	(1.5)	3,526
EBIT (Loss from operations)		(292)	(324)	32	9.9	(1,432)
EBIT margin	(%)	(34.2)	(37.4)			(40.6)

Depreciation, amortization and impairment losses		(209)	(204)	(5)	(2.5)	(876)
EBITDA(a)		(83)	(120)	37	30.8	(556)
Special factors affecting EBITDA(a)		(11)	(33)	22	66.7	(8)
Adjusted EBITDA(a)		(72)	(87)	15	17.2	(548)
Adjusted EBITDA margin(a)	(%)	(8.4)	(10.0)			(15.5)

Cash capex(b)		(56)	(56)	0	0.0	(518)

Number of employees(c)		30,868	34,919	(4,051)	(11.6)	32,872
of which: Vivento(d)		17,700	20,100	(2,400)	(11.9)	19,000

(a)          Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation and amortization. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 41 et seq. For detailed information and calculations of the figures for 2004, please refer to the reconciliation report “Historical figures according to IFRS. New Group organization.”

(b)         Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.

(c)          Average number of employees.

(d)         Number of employees as of balance sheet date, including Vivento’s own staff and management. Prior-year comparatives have been adjusted. Figures rounded.

Group Headquarters & Shared Services: Total revenue

Total revenue of Group Headquarters & Shared Services decreased slightly compared with the first quarter of 2004. The decline is attributable primarily to lower revenue generated in Real Estate Services due, in particular, to lower real-estate volumes as a result of the conversion to new market-based lease models with the strategic business areas. This effect is only partially offset by the revenues generated by the Vivento business lines Call Center Unit and VTS, which started operations in January and July 2004 respectively.

Group Headquarters & Shared Services: EBITDA, adjusted EBITDA

Despite lower revenues compared with the same period of the previous year, EBITDA improved by EUR 37 million. This is mainly due to Vivento’s lower personnel costs as a result of fewer personnel and higher income from contract or temporary work arrangements. In addition, the costs of trainees, which had been previously reported under Headquarters’ costs but are now allocated more fairly based on actual cost generation, reduced costs at Group Headquarters. This helped offset the negative EBITDA effect from the lower revenues generated by Real Estate Services. EBITDA also benefited from a decline in EBITDA-related special factors, which amounted to EUR 11 million in the first quarter of 2005. The special factors consist of charges for voluntary redundancy payments and transfer payments to Vivento. During the same period of 2004, EBITDA was burdened by voluntary redundancy payments of EUR 33 million.

Group Headquarters & Shared Services: EBIT

EBIT improved by EUR 32 million relative to the same period of the previous year. The main factor contributing to this development was the favorable growth of EBITDA and the effects resulting therefrom as described above. In contrast, depreciation and amortization increased slightly compared with the same period last year. The increase resulted, on the one hand, from depreciation and amortization of the Vivento companies VCS and VTS, which were newly set up only last year and, on the other, from slightly higher depreciation and amortization at DeTeFleetServices GmbH as a consequence of the subsidiary’s enlarged vehicle fleet.

Group Headquarters & Shared Services: Personnel

The average number of employees during the reporting period was 30,868. The decline from last year’s figure was triggered by a reduction in staff at Vivento and by the reassignment of certain accounting functions to Broadband/Fixed Network in mid-2004.

Outlook.

Highlights after the balance sheet date (March 31, 2005).

Group

MATÁV rebranded as Magyar Telekom.

•   With this rebranding, MATÁV is set to benefit from the strong T-Brand, which stands for quality, efficiency and innovation on an international basis. “MATÁV Wireline Services” will be rebranded as T-Com and “Axelero” as T-Online; “MATÁV Business Services” will be called T-Systems in future. In addition, “MATÁVKabelTV” will become T-Kábel. The T-Mobile brand was already introduced a year ago, and soon became a huge success. Through rebranding, the new brands will inherit the strengths of the business lines they are named after.

Consumers will principally see the T-Com brand in future, as, in the spirit of greater customer focus, T-Com is developing a business network of “T-Pont” stores (T-Punkt retail outlets), where offers from all other “T” brands will also be available.

Broadband/Fixed Network: T-Com

Regulatory Authority lowers price of the subscriber line by 9.75 percent to EUR 10.65 with effect from April 1, 2005.

•             On April 29, 2005, the Regulatory Authority approved a monthly charge of EUR 10.65 for the most important variant of the subscriber line (copper wire pair) with effect from April 1, 2005. The approval will expire on March 31, 2007.

The Regulatory Authority has justified the reduction in charges on the basis of lower real interest rates, which fell from 8 percent to 7.15 percent, and a decline in overhead costs.

New bandwidth of up to 6 Mbit.

•             T-Com launches new DSL products: T-Com intends to offer high-speed lines of up to 6 Mbit, sending out a clear message to consumers and content providers in the future to invigorate broadband technology. In addition to this technological highlight, T-Com is also seeking to expand the existing product portfolio in summer 2005 by offering T-DSL 6000. The new lines will have downstream rates of up to 6 Mbit/s and upstream rates of up to 576 kbit/s, thereby setting new standards for the consumer segment.

Improvements in broadband market penetration through “alternative access technologies.”

•   With its commitment to innovative technologies such as WiMAX – the technical advancement of WLAN – T-Com is exhibiting the ability to drive forward broadband coverage in Germany. After extensive laboratory tests, T-Com will now test the WiMAX technology under real conditions in selected regions. In addition, using so-called “outdoor DSLAMs,” T-Com will take the opportunity to offer T-DSL in areas with optical fiber lines and to provide customers with T-DSL lines, which until now had been outside the range of DSLAMs set up at T-Com’s facilities.

Fixed-network licenses issued to competitors in Croatia.

•             In Croatia, the operators Optima and Portus have acquired a license to operate fixed networks and voice telephony. Previously, on February 24, 2005, a regulation issued by the Croatian government came into force, reducing license fees drastically from 8 million Croatian Kuna (HRK) (EUR 1.1 million) to HRK 20,000 (EUR 2,700). Both operators are currently conducting interconnection negotiations with T-HT.

Broadband/Fixed Network: T-Online

Merger approved.

•             The shareholders’meeting of T-Online approved the merger agreement with Deutsche Telekom on April 29, 2005. The merger of T-Online into Deutsche Telekom will become effective upon registration in the commercial registers of both companies.

Mobile Communications

Mobile communications business expanded.

•             As a result of the acquisition of Telekom Montenegro by Deutsche Telekom’s subsidiary MATÁV, T-Mobile has further expanded its already strong position in Eastern Europe. Telekom Montenegro has approximately 180, 000 mobile subscribers. Beginning in the second quarter of 2005, these activities will be reported under T-Mobile.

T-Mobile rebranding in Slovakia.

•   After EuroTel having been renamed T-Mobile Slovensko, the Slovakian subsidiary has become the ninth national company to bear the name of Deutsche Telekom’s mobile communications subsidiary, T-Mobile. The brand already exists in the United States, the United Kingdom, the Netherlands, Germany, Austria, the Czech Republic, Hungary, and Croatia. After a three-week rebranding phase, the name change should be fully implemented in the Slovakian market by early May.

HSDPA (High Speed Downlink Packet Access).

•             In 2006, T-Mobile intends to become one of the first mobile communications providers to launch this new mobile communications technology, which allows data transmission at DSL speeds. In a pilot test conducted in Berlin at the end of February 2005, the first data links on the basis of HSDPA were demonstrated in a real network environment.

Business Customers

Toll Collect looks back on 100 successful days.

The results of the first hundred days of Toll Collect operations exceeded expectations. By April 11, 2005, around 650,000 vehicles had been registered with Toll Collect. More than 414,000 on-board units have been installed in trucks. The start phase of toll collection was a clear success with more than 68 million entries and a scanning rate of 99 percent, considerably above the 95 percent required by contract.

Development of revenue and profit. (11)

Net revenue

For 2005, Deutsche Telekom again expects clear growth in net revenue. The growth programs launched in the strategic business areas as part of the Excellence Program (“Re-invent” in Broadband/Fixed Network; “Save for Growth” in Mobile Communications, and “Focus on Growth” in Business Customers) support this expectation.

EBITDA

The maxim of profitable growth will continue to be Deutsche Telekom’s primary value-based management criterion in 2005. With the support of the Excellence Program, the Group also expects sustained efficiency improvements in 2005, which should have a favorable effect on EBITDA growth.

Finance costs

In the 2005 financial year, Deutsche Telekom expects a year-on-year decrease in its finance costs as a result of a lower average net debt than in 2004.

Net profit

Deutsche Telekom assumes that the increase in revenue and efficiency will have a favorable impact on net profit in the 2005 financial year despite the ensuing higher income tax expenses.

Financial liabilities

Planned investments, measures associated with the merger of T-Online into Deutsche Telekom, and dividend payments will entail higher cash outflows in 2005. These outflows will largely be covered by cash flows arising from operating activities. Deutsche Telekom does not expect significant changes in the ratio of net debt to adjusted EBITDA for 2005.

(11)       These assumptions are based on current plans, estimates, and projections. Deutsche Telekom can give no assurance that the revenue and profit actually generated in 2005 will be in line with its expectations. Certain aspects of the Group’s planning depend on circumstances that Deutsche Telekom cannot influence. For the description of some of the factors that might influence Deutsche Telekom’s ability to achieve its objectives, please refer to the “Forward-Looking Statements” and “Risk Factors” sections in the Annual Report on Form 20-F and the disclaimer at the end of this report.

Broadband/Fixed Network

Given the all-inclusive packages for broadband lines, Internet services, voice telephony components and so called “triple play” packages, which include multimedia services such as video on demand, music downloads and games, Broadband/Fixed Network assumes that the spread of broadband services will continue to grow very satisfactorily. In traditional voice telephony, Broadband/Fixed Network anticipates a continued revenue decline against the backdrop of reductions in the number of lines, market share losses and price effects on calls due to fixed-mobile substitution, and competitor activities.

Against the backdrop of increased competition, reinforcing today’s ISP business relating to all aspects of Internet access is a key to continuing profitable growth. When structuring the business, the focus is on two fundamental trends in the European Internet market: the growing significance of broadband Internet access and the related expansion of user options as well as the further customization and tailoring of products and services to meet customer needs. In this context, this business area intends to develop a series of integrated products and services in order to respond to the very differentiated customer segments, and anticipates revenue growth as a result.

The Broadband/Fixed Network business area aims to maintain its profitability levels.

Mobile Communications

T-Mobile anticipates that total revenue will increase again, primarily as a result of T-Mobile USA. T-Mobile expects another increase in EBITDA and an improvement in the EBITDA margin for the full 2005 financial year. The efficiency improvement and growth program, “Save for Growth,” will probably trigger restructuring expenses during the remainder of the year and will allow T-Mobile to prepare itself better for the future. The further development of U. S. dollar and pound sterling exchange rates may have an effect on T-Mobile’s revenue and profit.

Business Customers

The strategic business area, Business Customers (T-Systems), is forecasting stable development in total revenue for the 2005 financial year. The main driving forces behind this development will be business transactions with outside customers and the positive developments at the Enterprise Services reporting unit. The “Focus on Growth” program, which was launched in connection with the Excellence Program at Deutsche Telekom, should also contribute to favorable profit growth over the course of the 2005 financial year.

Group Headquarters & Shared Services

With respect to further development in the 2005 financial year, Group Headquarters & Shared Services are expected to proceed in the ordinary course. The business unit’s EBITDA will be influenced largely by Vivento and above all by the success of the expansion of the business line activities and the realization of further employment opportunities.

Risk situation.

This section describes the significant changes in the risk/opportunity situation since the publication of the management report in the 2004 Annual Report. For additional explanations, in particular on the risks of the merger of T-Online International AG into Deutsche Telekom AG, please refer to the “Disclaimer” at the end of this report and to the other risk factors described in the management report as of December 31, 2004 and the Annual Report on Form 20-F.

Economic environment.

•   At the end of 2004, most economic research institutions estimated economic growth of 1.0 to 1.5 percent for 2005. The outlook for economic growth in Germany has since deteriorated further. According to the spring report issued by the leading German economic research institute, growth for the current year is now expected to be approximately 0.7 percent. In early April, the EU Commission lowered its forecast for Germany to 0.8 percent. Economic experts are also forecasting lower growth rates for the global economy as a whole.

If economic growth is lower than forecasted, this development could have an adverse effect on Deutsche Telekom customers’ willingness to invest and consume.

Reconciliation of pro forma figures.

Pro forma figures include EBITDA and EBITDA adjusted for special factors, the EBITDA margin, the EBITDA margin adjusted for special factors, as well as free cash flow, and gross and net debt.

Pro forma figures are not governed by the International Financial Reporting Standards (IFRS) or U. S. Generally Accepted Accounting Principles (U. S. GAAP). As other companies may not compute the pro forma figures presented by Deutsche Telekom in the same way, Deutsche Telekom’s pro forma figures are only comparable with similarly designated disclosures by other companies to a limited extent.

The pro forma figures in this Interim Report should not be viewed in isolation as an alternative to profit/loss from operations, net profit/loss, net cash from operating activities or the debt reported in the consolidated balance sheet, or other Deutsche Telekom key performance indicators presented in accordance with IFRS or U. S. GAAP.

EBITDA and EBITDA adjusted for special factors.

EBITDA

EBITDA for the strategic business areas and the Group as a whole is derived from profit/loss from operations (EBIT). To calculate EBITDA, this measure of earnings before profit/loss attributable to minority interests, income taxes and net financial income/expense is additionally adjusted for depreciation and amortization. It should be noted that Deutsche Telekom’s definition of EBITDA may differ from that used by other companies.

In this definition, net financial income/expense includes finance costs, the share of profit/loss of equity-accounted investments, and other financial income/expense. As it is based on profit/loss from operations, this method of computation allows EBITDA to be derived in a uniform manner on the basis of a measure of earnings in accordance with IFRS published for the strategic business areas and the Group as a whole.

EBITDA is an important indicator used by Deutsche Telekom’s senior operating decision-makers to manage Deutsche Telekom’s operating activities and measure the performance of the individual strategic business areas.

Adjusted EBITDA

Deutsche Telekom defines EBITDA adjusted for special factors as profit/loss from operations (EBIT) before depreciation and amortization and before the effects of any special factors.

Deutsche Telekom uses EBITDA adjusted for special factors as an internal performance indicator for the management of its operational business activities, and to allow it to better evaluate and compare developments over several reporting periods. Further details of the effects of special factors on Group EBITDA and the EBITDA of the strategic business areas can be found in the section on “Special factors” below.

EBITDA margin/adjusted EBITDA margin

To compare the earnings performance of profit oriented units of different sizes, the EBITDA margin and the adjusted EBITDA margin (EBITDA to revenue) are presented in addition to EBITDA and adjusted EBITDA. The EBITDA margin is calculated as the ratio of EBITDA to net revenue (EBITDA divided by net revenue).

Special factors.

Deutsche Telekom’s net profit/loss and the EBITDA of the Group and of the strategic business areas were affected by a range of special factors in both the reporting period and the prior-year period.

The underlying concept involves the elimination of special factors that affect operational business activities and thus impair the comparability of EBITDA and net profit/loss with the corresponding figures for prior periods. In addition, a statement about the future development of EBITDA and net profit is only possible to a limited extent due to such special factors.

Adjustments are made irrespective of whether the relevant income and expenses are reported in profit/loss from operations, net financial income/expense, or in tax expense. Income and expenses directly relating to the items being adjusted are also adjusted.

The tables in the sections on the strategic business areas and under “Deutsche Telekom at a glance” outline the way in which Deutsche Telekom derives EBITDA adjusted for special factors for the Group as a whole and for the strategic business areas from profit/loss from operations in accordance with IFRS. The special factors are presented for the reporting period and the comparative prior-year period.

Special factors affecting EBITDA

Special factors affecting EBITDA in the first quarter of 2005 included expenses relating to severance and voluntary redundancy payments of EUR 13 million at Group Headquarters & Shared Services and personnel related restructuring expenses of EUR 7 million in the Mobile Communications business area. In addition, intra-group expenses for staff transfers to Vivento had an EBITDA-neutral effect.

Special factors amounting to EUR 69 million were recorded in the same period last year. These were mainly severance and voluntary redundancy payments in the Broadband/Fixed Network business area and at Group Headquarters & Shared Services.

Special factors not affecting EBITDA

Special factors not affecting Group EBITDA in the first quarter of 2005 included the gain on the disposal of the stake in Intelsat amounting to EUR 21 million. In addition, taxes totaling EUR 5 million relating to this gain and the severance and voluntary redundancy payments, which affected EBITDA, were recorded. A tax income of EUR 10 million relating to severance and voluntary redundancy payments was recorded as a special factor in the first quarter of 2004.

Reconciliation of the consolidated income statement

					Q1				Q1
			Special		2005		Special		2004
			factors in		without		factors in		without
		Q1	Q1		special	Q1	Q1		special	FY
		2005	2005		factors	2004	2004		factors	2004
		millions	millions		millions	millions	millions		millions	millions
		of €	of €		of €	of €	of €		of €	of €

Net revenue		14,376			14,376	13,890			13,890	57,360
Cost of sales		(7,526)			(7,526)	(7,219)			(7,219)	(31,559)
Gross profit		6,850			6,850	6,671			6,671	25,801
Selling expenses		(3,434)			(3,434)	(3,207)			(3,207)	(12,837)
General and administrative expenses		(1,037)	(7	)(a)	(1,030)	(1,034)			(1,034)	(4,505)
Other operating income		279			279	361			361	1,718
Other operating expenses		(318)	(13	)(b)	(305)	(375)	(69	)(e)	(306)	(3,916)
Profit from operations		2,340	(20)		2,360	2,416	(69)		2,485	6,261
Financial income (expense), net		(721)	21	(c)	(742)	(1,224)			(1,224)	(2,743)
Profit before income taxes		1,619	1		1,618	1,192	(69)		1,261	3,518
Income taxes		(486)	7	(d)	(493)	(430)	10	(f)	(440)	(1,528)
Profit after income taxes		1,133	8		1,125	762	(59)		821	1,990
Profit attributable to minority interests		123			123	130			130	426
Net profit		1,010	8		1,002	632	(59)		691	1,564

Profit from operations (EBIT)		2,340	(20)		2,360	2,416	(69)		2,485	6,261
Depreciation, amortization and impairment losses		(2,558)			(2,558)	(2,190)			(2,190)	(13,128)

EBITDA		4,898	(20)		4,918	4,606	(69)		4,675	19,389
EBITDA margin	(%)	34.1	n.a.		34.2	33.2	n.a.		33.7	33.8

Special factors in the first quarter of 2005:

(a)  Personnel-related restructuring expenses in the Mobile Communications business area.

(b) Severance and voluntary redundancy payments at Group Headquarters & Shared Services.

(c)  Gain on the disposal of the stake in Intelsat (Group Headquarters & Shared Services).

(d) Tax effects from special factors within profit/loss before income taxes.

Special factors in the first quarter of 2004:

(e)  Mainly severance and voluntary redundancy payments in the Broadband/Fixed Network business area and at Group Headquarters & Shared Services.

(f)  Tax effect of severance and voluntary redundancy payments.

Free cash flow.

Deutsche Telekom defines free cash flow as cash generated from operations less interest paid and cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment.

Deutsche Telekom believes that free cash flow is used by investors as a measure to assess the Group’s cash generated from operations (after deductions for interest paid and cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment), in particular with regard to subsidiaries, associates and joint ventures, and the repayment of debt. Free cash flow should not be used to determine the financial position of the Group. A further factor to be noted is that Deutsche Telekom’s definition of free cash flow and its methods of computing this measure are only comparable with similarly designated measures and disclosures by other companies to a limited extent.

Reconciliation of the Group’s free cash flow

	Q1 2005	Q1 2004	FY 2004
	millions of €	millions of €	millions of €

Cash generated from operations	2,576	4,779	20,462
Interest paid	(400)	(475)	(3,742)
Net cash from operating activities	2,176	4,304	16,720
Cash outflows for investments in property, plant and equipment, and intangible assets (excluding goodwill)	(3,091)	(1,352)	(6,410)
Free cash flow before dividend payments	(915)	2,952	10,310

Gross and net debt.

Gross debt includes not only bonds and liabilities to banks, but also liabilities to non-banks from promissory notes, finance lease liabilities, liabilities arising from ABS transactions (capital market liabilities), liabilities from derivatives and cash collateral received for positive fair values of derivatives, as well as other interest bearing financial liabilities.

Net debt is calculated by deducting cash and cash equivalents as well as financial assets classified as held for trading and available for sale (due < 1 year). In addition, all derivative financial instruments and cash collateral paid for negative fair values of derivatives and cash collateral paid for ABS transactions are deducted from gross debt.

The aim is to show the actual indebtedness of the Group at the respective balance sheet date by disclosing the amount of net debt, thus facilitating the management of debt and debt control.

Reconciliation of the Group’s gross and net debt

	Mar. 31, 2005	Dec. 31, 2004	Mar. 31, 2004
	millions of €	millions of €	millions of €

Bonds	41,921	39,458	49,997
Liabilities to banks	3,113	3,074	3,262
Liabilities to non-banks from promissory notes	656	651	769
Liabilities from derivatives	1,143	1,159	1,108
Lease liabilities	2,459	2,487	2,410
Liabilities arising from ABS transactions	1,487	1,563	1,367
Other financial liabilities	69	79	197
Gross debt	50,848	48,471	59,110
Cash and cash equivalents	6,260	8,005	9,013
Available-for-sale/held-for-trading financial assets	934	120	151
Derivatives	523	396	709
Other financial assets	496	407	573
Net debt	42,635	39,543	48,664

Corporate governance.

In the most recent Declaration of Conformity released on December 16, 2004 pursuant to § 161 of the German Stock Corporation Act, the Board of Management and Supervisory Board of Deutsche Telekom AG declared that Deutsche Telekom AG had complied with the recommendations of the “Government Commission for a German Corporate Governance Code”, published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger) on July 4, 2003, without exception. The full text of the Declaration of Conformity can be found on the Deutsche Telekom website (www. deutschetelekom. com). The Declaration of Conformity by the publicly traded subsidiary T-Online International AG has been made available to shareholders on T-Online International AG’s website.

Transition to IFRS.

Explanation of transition to IFRS. (12)

General

According to Article 4 of Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002 on the application of international accounting standards (Official Journal EC L 243 p. 1), Deutsche Telekom is required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) for the first time for the financial year 2005 and thereafter. The opening IFRS consolidated balance sheet was prepared as of January 1, 2003 (date of transition to IFRS in accordance with IFRS 1).

In accordance with IFRS 1, assets and liabilities are recognized and measured in accordance with the IFRSs required to be applied as of December 31, 2005, the preparation date of the first IFRS consolidated financial statements. The resulting differences between the IFRS carrying amounts and the carrying amounts of the assets and liabilities in the consolidated balance sheet under German GAAP for the period ended December 31, 2002 are recognized directly in equity at the date of transition to IFRS.

The interim financial statements for the quarter ended March 31, 2005 have been prepared in accordance with the IFRSs published as of March 31, 2005 and either required to be applied to the first IFRS consolidated financial statements as of December 31, 2005 or that may be applied voluntarily.

There can be no guarantee that the IASB will not issue further pronouncements by the preparation date of the consolidated financial statements for the period ending December 31, 2005 and that the IFRSs applied to the consolidated financial statements for the first quarter of 2005 will not differ from those applied to the consolidated financial statements for the period ending December 31, 2005. Moreover, the EU Commission has yet to endorse individual pronouncements by the IASB.

Explanation of exemptions applied under IFRS (1)

In general, the carrying amounts of the assets and liabilities in the consolidated balance sheet under German GAAP for the period ended December 31, 2002 must be recognized and measured retrospectively in the opening IFRS consolidated balance sheet as of January 1, 2003 on the basis of those IFRSs in force at December 31, 2005. IFRS 1 nevertheless provides exemptions from this principle in specific cases. The main exemptions applied by Deutsche Telekom are explained below:

Business combinations.

IFRS 3 does not need to be applied retrospectively to business combinations that took place before the date of transition to IFRS. Deutsche Telekom applies this exemption. The classification of a business combination under German GAAP must be maintained in this case. As a rule, all assets and liabilities that were acquired or taken over in business combinations must be carried in the opening IFRS consolidated balance sheet.

All assets, except intangibles, and liabilities that were recognized in the consolidated balance sheet under German GAAP but that do not meet the IFRS recognition criteria are not recognized in the opening IFRS consolidated balance sheet, and reduce or increase the amount of retained earnings.

(12)       For detailed information please refer to the reconciliation report “Historical figures according to IFRS. New Group organization.”

All assets, except intangibles, and liabilities that were not recognized in the consolidated balance sheet under German GAAP but that do meet the IFRS recognition criteria are recognized in the opening IFRS consolidated balance sheet and increase or reduce the amount of retained earnings. Changes in the carrying amount of assets and liabilities already recognized under German GAAP are also presented in retained earnings. The carrying amount of goodwill under German GAAP is recognized in the opening IFRS consolidated balance sheet, subject to any necessary adjustments. At Deutsche Telekom, goodwill was tested for impairment and written down at the date of transition to IFRS if required. No other adjustments to the carrying amount were required.

Revaluation as deemed cost.

Entities that have revalued their assets at fair values at one particular date prior to first-time adoption of IFRS because of a specific event may establish these fair values as deemed cost and account for them from the date of the revaluation in accordance with the IFRSs effective at the date of preparation of the first IFRS financial statements. Deutsche Telekom has applied this exemption and uses the fair values of assets recognized in the opening consolidated balance sheet at the date of its privatization at January 1, 1995 as the deemed cost of the assets concerned under IFRS at January 1, 1995. These figures were carried in accordance with regulations on subsequent measurement for the period January 1, 1995 to January 1, 2003 (date of preparation of the opening IFRS consolidated balance sheet).

Fair value measurement.

An entity may elect to measure certain items of non-current assets at the date of transition at fair value instead of subsequent historical cost under IFRS; this exemption may be applied individually to each asset. Deutsche Telekom applies this exemption in specific cases.

The exemption allowed under IFRS 1.16 was applied for the impairment of submarine cables at January 1, 2003. The fair value corresponds to the residual value under German GAAP of EUR 353.5 million.

Employee benefits.

If an entity elects to recognize actuarial gains and losses arising as a result of the measurement of defined benefit plans after the date of transition to IFRS using the corridor approach permitted by IAS 19, it may still decide not to apply the corridor approach retrospectively and to recognize all cumulative actuarial gains and losses from defined benefits directly in equity at the date of transition to IFRS. Deutsche Telekom applies this exemption.

Cumulative translation differences.

Under IAS 21, differences from the translation of financial statements prepared in a currency other than the presentation currency of the parent must be recognized as a separate component of equity. In line with the principle of retrospective application of IFRS, these differences would have to be determined retrospectively. According to the exemption in IFRS 1, cumulative translation differences may be deemed to be zero at the date of transition.  In the case of subsequent disposal of the entity concerned, only translation differences that arose after the date of transition to IFRS are recognized in profit or loss. Deutsche Telekom applies this exemption.

Share-based payment.

Under IFRS 1, equity instruments from share-based options granted on or before November 7, 2002 and those granted after November 7, 2002 and vested before January 1, 2005 do not have to be recognized under IFRS 2 by a first-time adopter. Deutsche Telekom makes use of this exemption.

Summary of accounting policies.

Statement of Compliance

The financial statements for the period ended March 31, 2005 are in compliance with IAS 34. They have been prepared in accordance with the IFRSs that are currently known to be required to be applied to the first IFRS consolidated financial statements for the period ending December 31, 2005.

Consolidated group

All subsidiaries, joint ventures and associates must generally be included in the consolidated financial statements.  Subsidiaries are companies controlled by Deutsche Telekom; such companies are consolidated. Joint ventures are companies jointly controlled by Deutsche Telekom and other companies.  Associates are companies on which Deutsche Telekom has a significant influence, and that are neither subsidiaries nor joint ventures.  As with joint ventures, they are accounted for using the equity method.

Consolidation methods

The financial statements of the companies included in the consolidated financial statements are prepared in accordance with uniform accounting policies.

Under IFRS, all business combinations must be accounted for using the purchase method.  The acquirer allocates the cost of a business combination by recognizing the acquiree’s identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria at their fair value at the acquisition date.  Any positive difference between the cost of the business combination and the acquirer’s interest in the net fair value of identifiable assets, liabilities and contingent liabilities – regardless of the level of the investment held – is recognized as goodwill.  Any excess of the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities which exceeds the cost of a business combination is recognized immediately in profit or loss.  In the periods following the business combination, any realized differences between the carrying amounts and fair values of assets and liabilities are adjusted, amortized or reversed, reflecting the treatment of the corresponding assets and liabilities.

When acquiring interests in companies that are already subsidiaries, the difference between the purchase price and the proportionately acquired equity is recognized as goodwill.

Goodwill is not amortized, but is tested for impairment together with the cash-generating unit to which it is allocated (“impairment-only” approach).  The impairment test must be performed annually, as well as whenever there are indications that the carrying amount of the cash-generating unit is impaired.  If the carrying amount of the cash-generating unit to which goodwill is allocated exceeds its recoverable amount, goodwill allocated to this cash-generating unit must be reduced in the amount of the difference.  Impairment losses for goodwill may not be reversed.  If the impairment loss recognized for the cash-generating unit is greater than the carrying amount of the allocated goodwill, the additional amount of the impairment loss is recognized through the pro rata reduction of the carrying amounts of the assets allocated to the cash-generating unit.

Intra-group income and expenses, receivables and liabilities, and profits or losses are eliminated.

A subsidiary is deconsolidated from the date it is no longer controlled by Deutsche Telekom.

Investments in joint ventures and associates accounted for using the equity method are carried at the acquirer’s interest in the identifiable assets, liabilities and contingent liabilities remeasured to fair value, plus any attributable goodwill.  Goodwill from application of the equity method is not amortized, but tested for impairment at least once a year.  Unrealized gains and losses from transactions with these companies are eliminated in proportion to the acquirer’s interest.

Currency translation

Financial statements prepared in foreign currencies and transactions denominated in foreign currencies are translated using the functional currency concept. The functional currency is the currency of the primary economic environment in which the subsidiary operates.  The activities and financial structure reported in this currency should be reflected in the consolidated financial statements.

Foreign currency transactions are translated into the functional currency at the exchange rate at the date of transaction.  At subsequent balance sheet dates, monetary items are translated at the closing rate, and non-monetary items continue to be translated at the exchange rate at the date of transaction.  Any resulting exchange differences are recognized in profit or loss.

The financial statements of Group entities whose functional currency is not the Group’s presentation currency (EUR/€) are translated using the modified closing rate method.  In the consolidated financial statements, the assets and liabilities of foreign Group entities are translated into euros from the local currency at the middle rates at the balance sheet date.  The income statements and corresponding profit or loss of foreign Group companies are translated at average exchange rates. Exchange differences are recognized as a separate component of equity.

Accounting policies

Intangible assets (excluding goodwill) with finite useful lives, including UMTS licenses, are measured at cost and amortized on a straight-line basis over their useful lives.  Such assets are impaired if their recoverable amount is lower than the carrying amount.  Indefinite lived intangible assets (FCC licenses) are carried at cost.  They are not amortized, but are tested regularly for impairment and – if necessary – written down to the recoverable amount.  The impairment test must be performed annually, as well as whenever there are indications of impairment.  Impairment losses are reversed if the reasons for recognizing the original impairment loss no longer apply.  Borrowing costs are not capitalized.

Goodwill is not amortized, but is tested for impairment at least once a year.

The useful lives of material intangible assets are presented in the following table:

Years
Mobile communications licenses
UMTS licenses	20 to 22
GSM licenses	10 to 20

Development expenditures are capitalized if they meet the criteria for recognition as assets.  They are amortized over their useful lives.  Research expenditures are not capitalized and are recognized as expenses.

Property, plant and equipment is carried at cost less straight-line depreciation.  The depreciation period is based on the expected useful life.  Items of property, plant and equipment are depreciated pro rata in the year of acquisition.  In addition to directly attributable costs, the cost of internally developed assets includes proportionate indirect material and labor costs, as well as administrative expenses relating to production or the provision of services.  Cost also includes the estimated cost for dismantling and removing the asset, and restoring the site on which it is located.  If an item of property, plant and equipment consists of several components with different estimated useful lives, the individual components and depreciated over their individual useful lives.  Maintenance and repair costs are allocated to the relevant asset and expensed as incurred.  Borrowing costs are not capitalized. Investment grants received reduce the cost of the assets for which the grants were made.

Impairment of intangible assets and items of property, plant and equipment is identified by comparing the carrying amount with the recoverable amount (the higher of fair value less costs to sell and value in use). If no future cash flows generated independently of other assets can be allocated to the individual assets, recoverability is tested on the basis of the cash-generating unit to which the assets can be allocated. Impairment losses are reversed if the reasons for recognizing the original impairment loss no longer apply.

The useful lives of material asset categories are presented in the following table:

Years
Buildings	25 to 50
Shop improvements and window displays	8
Telephone facilities and terminal equipment	3 to 10
Data communications equipment, telephone network and ISDN switching equipment, transmission equipment, radio transmission equipment and technical equipment for broadband distribution networks	4 to 10
Broadband distribution networks, outside plant networks and cable conduit lines	15 to 35
Other equipment, operating and office equipment	3 to 23

Beneficial ownership of leased assets is attributed to the contracting party in the lease to which substantially all risks and rewards incidental to ownership of the asset are transferred.  If substantially all risks and rewards are attributable to the lessor (operating lease), the leased asset is recognized by the lessor.  Measurement of the leased asset is then governed by the accounting policies applicable to that asset.  The lease payments are recognized in profit or loss.  The lessee in an operating lease recognizes the lease payments made during the term of the lease in profit or loss.

If substantially all risks and rewards incidental to ownership of the leased asset are attributable to the lessee (finance lease), the lessee must recognize the leased asset.  At the commencement of the lease term, the leased asset is measured at fair value or the lower present value of the future lease payments and depreciated over the shorter of the estimated useful life and the lease term.  The lessee recognizes a lease liability at the commencement of the lease term.  In subsequent periods, the lease liability is reduced using the effective interest method and the carrying amount adjusted accordingly.  The lessor in a finance lease recognizes a receivable in the amount of the net investment in the lease.  Lease income is classified into repayments of the lease receivable and financial income.

Investment property consists of all property held to earn rentals or for capital appreciation and not used in production or for administrative purposes.  Investment property is measured at cost less any accumulated depreciation and impairment losses.

Non-current assets held for sale are measured at the lower of carrying amount and fair value less costs to sell following classification as “non-current assets held for sale.” Following the classification as “non-current assets held for sale,” such assets are no longer depreciated.  As a rule, impairment of such assets is only recognized if fair value less costs to sell is lower than the carrying amount.  If fair value less costs to sell subsequently increases, the previously recognized impairment must be reversed.  The reversal of impairment losses is restricted to the impairment losses previously recognized for the assets concerned.

Inventories are carried at cost.  Cost includes directly attributable expenses which are based on the normal capacity at the production facilities.  Borrowing costs are not capitalized.  Items of inventory are written down at the balance sheet date if their net realizable value is lower than their carrying amount.  Similar items of inventory are measured using the weighted average method.

Provisions for pensions and other employee benefits are based on obligations to non-civil servants. Provisions for defined benefit plans are measured using the projected unit credit method, taking into account not only the pension obligations and vested pension rights known at the balance sheet date, but also expected future salary and benefit increases. Any differences between the expected pension obligation thus calculated and the actual pension obligation (actuarial gains or losses) are recognized at the balance sheet date only to the extent that they fall outside a corridor of ten percent of the amount of the defined benefit obligation, in which case they are amortized over the average remaining working life of the eligible employees and recognized as income or expenses starting from the following period.  The interest component of the addition to provisions contained in pension expenses is reported in financial income/expense as interest expense.  The return on plan assets is also reported in net financial income/expense. The amounts payable under defined contribution plans are expensed.

For active civil servants and those who have taken leave from civil-servant status and have an employment contract, Deutsche Telekom is obliged to make annual contributions to a special pension fund which makes pension payments.  The amounts of these contributions are set out by Postreform II, which came into force in 1995, and are therefore not subject to a separate actuarial calculation.  The contributions are expensed in the period in which they are incurred.

For part-time working arrangements for employees approaching retirement based on the block model, the cumulative outstanding settlement amount, which is based on the difference between the employee’s remuneration before entering partial retirement (including the employer’s social security contributions) and the remuneration for part-time service (including the employer’s social security contributions, but excluding top-up payments), and the obligation to make top-up payments plus an additional contribution to the statutory pension scheme, are measured separately. The obligations are recognized at their present value in accordance with actuarial principles.

Whereas the amount of the outstanding settlement is recorded on a pro rata basis during the term of the arrangement, the top-up payments are recognized in full as expense when the obligation arises.

Other provisions are recognized where Deutsche Telekom has legal or constructive obligations to third parties on the basis of past transactions or events that will probably require an outflow of resources to settle, and this outflow can be reliably measured.  They are carried at their expected settlement amount, taking into account all identifiable risks, and may not be offset against reimbursements.  The settlement amount is calculated on the basis of a best estimate; for provisions for a number of events, this is the expected value. Provisions are discounted where the effect of the time value of money is material.  Changes in estimates of the amount and timing of payments or changes in the discount rate applied in measuring provisions for decommissioning, restoration, and similar liabilities are recognized in the same amount for the related asset. Where the decrease in the amount of a provision is greater than the carrying amount of the related asset, the excess is recognized immediately in profit or loss.

Contingencies (contingent liabilities and assets) are essentially potential liabilities or assets arising from past events whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not entirely within the control of Deutsche Telekom.  Contingent liabilities may only be recognized if they were assumed in the course of a business combination.  Contingent assets may not be recognized.  Information on contingent liabilities should be disclosed in the notes to the financial statements unless the possibility of an outflow of economic benefits is remote.  The same applies to contingent assets where an inflow of economic benefits is probable.

Construction contracts are accounted for using the percentage-of-completion method.  The stage of completion is determined on the basis of the costs incurred to date as a proportion of the estimated total costs.  Receivables from construction contracts are reported in the balance sheet item “Trade and other receivables.” Receivables from construction contracts are calculated as the balance of the costs incurred and the profits recognized, less any discounts and recognized losses on the contract; if the balance for a contract is negative, this amount is reported in liabilities from construction contracts.

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets include, in particular, cash and cash equivalents, trade receivables and other originated loans and receivables, held-to-maturity investments, and derivative and primary (non-derivative) financial assets held for trading.

Financial liabilities generally substantiate claims for repayment in cash or another financial asset.  In particular, this includes bonds and other securitized liabilities, trade payables, liabilities to banks, finance lease payables, promissory notes and derivative financial liabilities.

Financial assets are measured at fair value on initial recognition.  For regular way purchases and sales of all categories of financial assets, the date of initial recognition in the balance sheet or of derecognition is the trade date, i.e., the date on which the commitment to purchase or sell the financial asset was entered into. The fair values recognized in the balance sheet are the market prices of the financial assets.  If these are not immediately available, they must be calculated using standard valuation models on the basis of current market parameters.

Cash and cash equivalents consist of balances and short-term investments with banks.  They are recognized at their nominal amount.

Trade and other current receivables are measured at cost less any valuation allowances.  Valuation allowances take adequate account of the expected credit risk; concrete cases of default lead to the derecognition of the respective receivables.  Other receivables are measured at amortized cost using the effective interest method.

Financial assets held for trading are measured at fair value.  Any gains or losses arising from subsequent measurement are recognized in the income statement. Financial instruments are only classified as “held for trading” if this is prescribed by IAS 39.  Derivative financial instruments must be classified as “held for trading” if it is not possible to designate them as hedge accounting.  These instruments are measured at fair value; changes in fair value are recognized in profit or loss.

Certain types of investment are intended and expected to be held to maturity with reasonable economic certainty.  These financial assets are measured at amortized cost using the effective interest method.

Other primary financial assets are classified as “available for sale” and generally measured at fair value.  The gains and losses arising from fair value measurement are taken directly to equity unless they relate to lasting impairment; impairment losses are recognized in profit or loss.  The cumulative gains and losses arising from fair value measurement are only recognized in profit or loss on disposal of the related financial assets.  If the fair value of unquoted equity instruments cannot be measured with sufficient reliability, these instruments are measured at cost.

Deutsche Telekom has not yet exercised the option available since December 2003 to designate financial assets and financial liabilities as “financial assets at fair value through profit or loss” or “financial liabilities at fair value through profit or loss” upon initial recognition.

At every balance sheet date, the carrying amounts of financial assets not designated as at fair value through profit or loss are tested for impairment.  Any resulting impairment loss is recognized in the income statement. If, in a subsequent period, the fair value of the financial asset increases and this increase can be related objectively to events occurring after the impairment was recognized, the impairment loss is reversed to income in the appropriate amount.  Impairment losses on unquoted equity instruments that are classified as available for sale and recognized at cost may not be reversed.

Financial liabilities are measured at fair value on initial recognition.  For all financial liabilities not subsequently designated as at fair value through profit and loss, the transaction costs directly attributable to the acquisition are also recognized.

Trade payables and other primary financial liabilities are generally measured at amortized cost using the effective interest method.

The liability and equity components of compound financial instruments are reported separately.  The liability component is recognized at the amount that would have been generated from the issue of the equivalent debt instrument without the equity component based on the market conditions at the issue date.  Accordingly, the amount recognized in equity – including deferred taxes – is equal to the market value of the conversion rights or options at the issue date, and hence the difference to the proceeds of issue.  The equity component is included in capital reserves at a constant amount.

Deutsche Telekom applies hedge accounting to hedge balance sheet items and future cash flows, thus reducing income statement volatility.  Fair value hedges, cash flow hedges and hedges of a net investment in a foreign operation are employed depending on the nature of the hedged item.  Fair value hedges are used to hedge the fair values of assets recognized in the balance sheet, liabilities recognized in the balance sheet, or firm commitments not yet recognized in the balance sheet.  Any change in the fair value of the derivative designated as the hedging instrument is recognized in profit or loss; the hedged item is also designated as at fair value through profit or loss to the extent of the hedged risk.  Cash flow hedges are used to hedge against fluctuations in future cash flows from assets and liabilities recognized in the balance sheet or from highly probable forecast transactions.  If a cash flow hedge is employed, the effective portion of the change in the fair value of the derivative financial instrument is recognized in equity (hedging reserve) until the gain or loss on the hedged item is realized; the ineffective portion of the derivative is always recognized in profit or loss.  If hedges of a net investment in a foreign operation are employed, all changes in the fair value of the effective portion of the hedging instrument, together with any gains or losses on the foreign currency translation of the hedged investment, are taken directly to equity.  The changes in fair value and the gains and losses on foreign currency translation are only recognized in profit or loss on disposal of the investment.

Stock options (equity-settled, share-based payment transactions) are measured at fair value on the issue date.  The fair value is recognized as personnel costs over the period until the options are exercised. Obligations arising from cash-settled, share-based payment transactions are measured at fair value at the balance sheet date.  The expenses arising from these obligations are deferred and amortized over the term of the obligation.  For both cash-settled and equity-settled share-based payment transactions, the fair value is determined using internationally accepted valuation techniques.

Net revenues contain all revenues from the ordinary business activities typical for Deutsche Telekom.  For example, these include revenues from the rendering of services and the sale of goods and products that are typical for Deutsche Telekom.  Net revenues are recorded net of value added tax (VAT) and sales-related reductions.  They are recognized in the accounting period concerned in accordance with the realization principle. Up-front fees and related costs are deferred and amortized over the estimated average period of customer retention.  For multiple element arrangements, revenue recognition for each of the elements identified must be determined separately.  Net revenues for the individual elements are generally measured on the basis of the fair value of the elements as a proportion of the total goods and services provided.

Revenue from long-term construction contracts is calculated using the percentage-of-completion method. Contract revenue is recognized as revenue in the income statement in the accounting periods in which the work is performed.  Any ancillary work performed under the construction contract is also added to the primary service.

Income tax expense includes current income taxes payable as well as deferred taxes.  Deferred tax assets and liabilities are recognized for temporary differences between the carrying amounts in the consolidated balance sheet and the tax base, as well as for tax loss carryforwards that are expected to reduce tax expense in future periods.  Currently enacted tax laws and tax laws that have been substantively enacted as of the balance sheet date are used as the basis for measuring deferred taxes.  A tax rate of approximately 39 percent is applied to the calculation of deferred taxes in Germany.

Material effects of the transition from German GAAP to IFRS

Material effects on the net assets, financial position and results of operations as a consequence of the transition from German GAAP to IFRS are presented in the following reconciliation.  The prior-year comparatives have been restated accordingly.

Reconciliation of consolidated shareholders’ equity

	Explanatory notes	Dec. 31, 2004	Mar. 31, 2004	Dec. 31, 2003	Jan. 1, 2003
		millions of €	millions of €	millions of €	millions of €

Shareholders’ equity under German GAAP		37,941	34,999	33,811	35,416
Goodwill	1	(3,070)	(3,027)	(3,508)	(5,953)
Mobile communications licenses	1	9,773	13,835	13,134	13,973
Software	2	583	576	608	623
Borrowing costs	3	(477)	(549)	(574)	(774)
Measurement of investments in companies not fully consolidated and not accounted for in the consolidated financial statements under the equity method	4	856	197	270	283
Leases	5	(631)	(525)	(482)	(213)
Provisions	6	1,550	1,399	1,530	1,093
Pension provisions		381	260	279	(167)
Other provisions		1,169	1,139	1,251	1,260
Deferred revenue	7	(1,226)	(1,162)	(1,115)	(1,135)
Other IFRS adjustments	8	738	675	536	703
Deferred taxes	9	(166)	(748)	(394)	1,149
Deferred tax assets		6,429	7,097	7,435	9,087
Deferred tax liabilities		(6,595)	(7,845)	(7,829)	(7,938)
Shareholders’ equity under IFRS		45,871	45,670	43,816	45,165

Reconciliation of profit after income taxes

	Explanatory notes	Q1 2004	FY 2004	FY 2003
		millions of €	millions of €	millions of €

Income after taxes under German GAAP		266	4,933	1,623
Goodwill	1	636	115	1,584
Mobile communications licenses	1	265	(3,083)	1,113
Software	2	(34)	(24)	(6)
Borrowing costs	3	31	94	184
Measurement of investments in companies not fully consolidated and not accounted for in the consolidated financial statements under the equity method	4	(18)	(13)	(7)
Leases	5	(38)	(159)	(277)
Provisions	6	(129)	87	443
Pension provisions		(23)	105	439
Other provisions		(106)	(18)	4
Deferred revenue	7	(46)	(115)	17
Other IFRS adjustments	8	109	29	(241)
Deferred taxes	9	(280)	126	(2,039)
Profit after income taxes under IFRS		762	1,990	2,394

Explanatory notes on the reconciliation of shareholders’ equity and profit after income taxes under IFRS

1 Goodwill and mobile communications licenses.

In contrast to German GAAP, under IFRS U.S. mobile communications licenses are not amortized on account of their indefinite useful life but instead are reviewed for impairment once a year (“impairment-only approach”). For this reason, the amortization and impairment of the U.S. mobile communications licenses charged in accordance with German GAAP as of January 1, 2003 were reversed.  This increased the carrying amount of the U.S. mobile communications licenses at January 1, 2003 by EUR 9.9 billion.

In contrast to German GAAP, goodwill is not amortized under IFRS due to its indefinite useful life.  Instead, goodwill is tested for impairment once a year and, if a triggering event exists, during the year.

The impairment test performed in accordance with IFRS resulted in an impairment at T-Mobile USA of EUR 5.0 billion as of January 1, 2003 and of EUR 0.8 billion as of December 31, 2003, which was recognized through a reduction in the goodwill carrying amount. As part of the winding up of the U.S. mobile communications joint venture with Cingular Wireless in 2004 and the ensuing transfer of mobile communications licenses, these assets were impaired by EUR 1.3 billion.

The impairment test of the unit T-Mobile UK, which is part of T-Mobile, resulted in an impairment under IFRS of EUR 0.6 billion as of January 1, 2003 and EUR 2.2 billion as of December 31, 2004 which reduced goodwill accordingly.

The impairment test of the cash-generating unit T-Mobile Netherlands, which is part of T-Mobile, resulted in an impairment under IFRS as of January 1, 2003 which was recognized through a reduction of EUR 0.1 billion in the goodwill carrying amount.

The impairment test of the unit MATÁV, which is part of T-Com, resulted in an impairment under IFRS of EUR 0.3 billion as of January 1, 2003 and of EUR 0.2 billion as of December 31, 2003; the impairment test of the Slovak Telecom unit, which is part of
T-Com, resulted in impairment under IFRS of EUR 0.2 billion as of December 31, 2004.  These impairments were recognized through a reduction in the goodwill carrying amount.

UMTS licenses must be amortized under IFRS due to their finite useful lives.  Under IFRS, however, they may only be amortized from the time the UMTS network is put into operation, rather than from the time of their acquisition.  In Austria the UMTS network was put into operation in December 2003, in Germany in the second quarter of 2004 and in the United Kingdom in the third quarter of 2004.  The UMTS networks have not yet been put into operation in the Netherlands and the Czech Republic.  The amortization and write-downs charged as of January 1, 2003 have therefore been reversed.  This reversal resulted in an increase of EUR 4.1 billion in the carrying amounts of the UMTS licenses as of January 1, 2003.  The UMTS licenses were put into operation in 2004; as a result, the UMTS licenses were amortized under IFRS for the first time by EUR 0.5 billion in the 2004 financial year.

2 Software.

Recognizing internally generated software, which is not permissible under German GAAP, increases shareholders’ equity under IFRS in all of the periods presented.  In the periods following the recognition, profit after income taxes under IFRS in the periods presented remains largely unaffected.

3 Borrowing costs.

The fact that Deutsche Telekom does not make use of the option under IFRS to recognize borrowing costs results in adjustments having to be made.  Under German GAAP, borrowing costs accounted for during the construction period were recognized.  Not recognizing borrowing costs reduces shareholders’ equity under IFRS in all periods.  The lower amortization than under German GAAP increases profit after income taxes.

4 Measurement of investments in companies not fully consolidated and not accounted for in the consolidated financial statements under the equity method.

Investments in companies not fully consolidated and not accounted for in the consolidated financial statements under the equity method must be measured at fair value according to IFRS.  As a rule, the resulting unrealized gains and losses are recognized directly in equity.  If an impairment is permanent, it must be recognized in the income statement.  According to German GAAP, these assets are measured at amortized cost or, if appropriate, at the lower fair value.  As a result of the different accounting policies used under IFRS and German GAAP, the IFRS shareholders’ equity increases in all of the periods presented.  Profit after income taxes in the periods presented remains largely unchanged; the slight decrease in profit after income taxes is attributable to impairment losses recognized as expense under IFRS.

5 Leases.

A considerably larger number of leases tend to be classified as finance leases under IFRS than under German GAAP.  While in an operating lease it is the lessor that recognizes the asset, it is the lessee that recognizes the asset in a finance lease.

Deutsche Telekom has entered into sale and leaseback transactions in connection with its real estate portfolio. Under German GAAP, these transactions usually involved the sale of the real estate that was subsequently leased back, whereas under IFRS the buildings must be classified as finance leases and the land as operating leases.  Under IFRS, this results in the recognition of interest expense and a depreciation charge for the buildings and the recognition of rental expense for the land; the disposal gain must be spread over the term of the lease.  Under German GAAP, gains or losses from the sale of real estate are recorded, as is rental expense.

This reduces shareholders’ equity and profit after income taxes under IFRS in all of the periods presented.

6 Provisions.

Provisions must be recognized for pension obligations under both German GAAP and IFRS.  Under German commercial law, Deutsche Telekom’s pension obligations were calculated in accordance with the provisions of SFAS 87.  Differences between the carrying amounts under IFRS and SFAS 87 arise in particular from the different treatment of actuarial gains and losses and the fact that the additional minimum liability is not recognized under IFRS.  This reduces shareholders’ equity in the opening IFRS consolidated balance sheet and increases it at the other reporting dates presented. Profit after income taxes increases for the full 2003 and 2004 financial years, but decreases slightly for the first quarter of 2004.  The increase in profit after income taxes for the full 2004 financial year is in part a result of the change to the articles of association of the Versorgungsanstalt der Deutschen Bundespost (VAP) in the fourth quarter of 2004, whereby the future annual adjustments to pensions has been defined in percentage points, in accordance with the articles of association of the VAP.  The resulting effect must then be recognized in full in profit or loss under IFRS, whereas, under German GAAP, the effect is spread over the remaining life expectancy of the pension recipients.

In the other provisions, it is primarily the restructuring provisions that increase shareholders’ equity in all of the periods presented because the recognition of restructuring provisions under IFRS is subject to more detailed and stricter criteria than under German GAAP. Furthermore, provisions for future internal expenses that may be recognized under German GAAP are not carried under IFRS.  Profit after income taxes for the full 2003 and 2004 financial years remains largely unchanged, but decreases for the first quarter of 2004.

7 Deferred revenue.

The main difference between German GAAP and IFRS is the way up-front fees are recognized.  Under German GAAP, the up-front fees are recognized as revenue on the date on which the line is activated.  Under IFRS, on the other hand, the up-front fees and the incremental costs are accrued over the average duration of the customer relationship.  In addition, differences in the recognition of long-term construction contracts, leases and multiple-element arrangements have an impact on revenue.  Overall, this reduces shareholders’ equity under IFRS in all of the periods presented.  Profit after income taxes remains largely unchanged.

8 Other IFRS adjustments.

Other IFRS adjustments relate, for example, to the different accounting principles regarding asset-backed securitization (ABS) transactions, derivatives and measurement of property, plant and equipment.

All in all this increased shareholders’ equity in all of the periods presented.  Profit after income taxes for the full 2004 financial year and for the first quarter of 2004 increases and decreases for the full 2003 financial year.

9 Deferred taxes.

Deutsche Telekom did not apply GAS 10 in its consolidated financial statements under German GAAP up to December 31, 2004.  The differences in the definition of deferred taxes under IFRS and German GAAP relate in particular to Deutsche Telekom AG’s “contribution goodwill”, tax loss carryforwards, and general recognition and measurement differences between IFRS and German GAAP.

As a result of the privatization of Deutsche Telekom AG, goodwill was recognized in the tax accounts (“contribution goodwill”), yet no goodwill is to be capitalized in Deutsche Telekom AG’s consolidated balance sheets under IFRS.  In contrast to German GAAP, Deutsche Telekom recognizes deferred taxes on this temporary difference in accordance with IAS 12 that will be reversed on a pro rata basis through goodwill amortization.

Furthermore, under IFRS, in contrast to German GAAP, deferred tax assets are recognized on future expected tax reductions from the utilization of tax loss carryforwards.  Taking the forecast development of earnings into account, it is sufficiently certain that the recognized deferred tax assets from loss carryforwards will be realized.

The recognition of deferred taxes of EUR 9.1 billion as of January 1, 2003 leads to an increase in shareholders’ equity under IFRS; the item income tax in the income statement increases as a result of the reversal of deferred tax assets in all of the periods presented.

The deferred taxes recognized on measurement differences primarily relate to deferred tax liabilities on measurement differences between IFRS and German GAAP in connection with the realized hidden reserves for U.S. mobile communications licenses. The recognition of these deferred tax liabilities reduces shareholders’ equity under IFRS.  Since these licenses are not amortized, the deferred tax liabilities are initially not released.  The impairment recognized under IFRS in 2004 and the reversal of the write-up of these licenses under German GAAP resulted in the corresponding release of the deferred tax liabilities and, consequently, in an increase in profit after income taxes under IFRS.

Net cash from operating activities

	Explanatory notes	Q1 2004	FY 2004
		millions of €	millions of €

German GAAP		4,250	16,307
Internally developed software	10	15	254
ABS	11	(211)	(339)
Leases	12	20	207
Borrowing costs	13	(8)	(58)
Other		238	349
IFRS		4,304	16,720

Net cash used in investing activities

	Explanatory notes	Q1 2004	FY 2004
		millions of €	millions of €

German GAAP		(1,337)	(4,318)
Internally developed software	10	(15)	(254)
ABS	11	19	41
Leases	12	22	37
Borrowing costs	13	8	58
Other		(32)	(65)
IFRS		(1,335)	(4,501)

Net cash used in financing activities

	Explanatory notes	Q1 2004	FY 2004
		millions of €	millions of €

German GAAP		(2,606)	(12,652)
Internally developed software	10
ABS	11	192	298
Leases	12	(42)	(244)
Borrowing costs	13
Other		(202)	(283)
IFRS		(2,658)	(12,881)

Explanatory notes on the reconciliation of the consolidated cash flow statement

10 Internally developed software.

Under German GAAP, expenses for internally developed software are recognized as operational expenses.  As such, the payments are shown under net cash from operating activities.  Under IFRS, these expenses are recognized as internally generated intangible assets.  These payments lead to an addition to assets and are shown under net cash used in investing activities.

11 ABS.

Under IFRS, both financial liabilities and trade receivables increase.  Changes under this item are shown accordingly under net cash from/used in financing activities or working capital and therefore net cash from operating activities.  The effects of retained discounts and fractions are no longer shown under net cash from operating activities, but under financial liabilities or financial receivables and shown under net cash used in investing or from/used in financing activities.

12 Leases.

Agreements that are classified as finance leases under IFRS in contrast to German GAAP lead to the recognition of the leased property by the lessee under lease liabilities. For the lessee, the lease payments represent interest payments and repayments.  These repayments are shown under net cash from/used in financing activities.  In the case of an operating lease under German GAAP, these payments for operating leases were assigned to net cash from operating activities.  In cases where Deutsche Telekom is the lessor of a finance lease under IFRS, the payments received (from the lessee) represent repayments of financial receivables and as such are shown under net cash used in investing activities.

13 Borrowing costs.

Under German GAAP, borrowing costs are recognized and shown under cash outflows for investments.  Under IFRS, the exemption to recognize borrowing costs was not applied, and the payments are included in interest paid under net cash from operating activities.

Reconciliation of net debt

	Explanatory notes	Dec. 31, 2004	Mar. 31, 2004
		millions of €	millions of €

Net debt based on underlying German GAAP figures		35,198	44,585
Lease liabilities	14	2,487	2,410
Liabilities arising from ABS transactions	15	1,563	1,367
Other IFRS differences	16	295	302
Net debt based on underlying IFRS figures		39,543	48,664

Explanatory notes on the reconciliation of net debt

14 Lease liabilities.

In the case of a finance lease, the assets are measured at the lower of the fair value of the leased property and the present value of the minimum lease payments in the lessee’s balance sheet. At the same time, a lease liability is recognized in the same amount. As a result, Deutsche Telekom’s net debt increases.

15 Liabilities arising from ABS transactions.

As part of ABS transactions, mostly financial assets are sold to a special-purpose entity (SPE). The SPE refinances itself on the capital market. Under IFRS, SPEs must generally be consolidated by the economic beneficiary. In total, there are three SPEs arising from ABS transactions that have to be consolidated by Deutsche Telekom. The capital market liabilities recognized by the SPEs increase Deutsche Telekom’s net debt.

16 Other IFRS differences.

The other differences primarily consist of the more extensive incorporation of derivatives as well as the cash collaterals included in other financial assets with regard to ABS transactions.

Consolidated financial statements.

Consolidated income statement

	Q1 2005	Q1 2004	Change	Change	FY 2004
	millions of €	millions of €	millions of €	%	millions of €

Net revenue	14,376	13,890	486	3.5	57,360
Cost of sales	(7,526)	(7,219)	(307)	(4.3)	(31,559)
Gross profit	6,850	6,671	179	2.7	25,801
Selling expenses	(3,434)	(3,207)	(227)	(7.1)	(12,837)
General and administrative expenses	(1,037)	(1,034)	(3)	(0.3)	(4,505)
Other operating income	279	361	(82)	(22.7)	1,718
Other operating expenses	(318)	(375)	57	15.2	(3,916)
Profit from operations	2,340	2,416	(76)	(3.1)	6,261
Finance costs	(848)	(1,104)	256	23.2	(3,475)
Interest income	221	145	76	52.4	1,134
Interest expenses	(1,069)	(1,249)	180	14.4	(4,609)
Share of profit (loss) of equity-accounted investments	36	(54)	90	n.a.	945
Other financial income (expense)	91	(66)	157	n.a.	(213)
Financial expense, net	(721)	(1,224)	503	41.1	(2,743)
Profit before income taxes	1,619	1,192	427	35.8	3,518
Income taxes	(486)	(430)	(56)	(13.0)	(1,528)
Profit after income taxes	1,133	762	371	48.7	1,990
Profit attributable to minority interests	123	130	(7)	(5.4)	426
Net profit	1,010	632	378	59.8	1,564

Earnings per share

	Q1 2005	Q1 2004	Change	Change	FY 2004
				%

Earnings per share/ADS basic and diluted (€)	0.24	0.15	0.09	60.0	0.38

Consolidated balance sheet

	Mar. 31,	Dec. 31,			Mar. 31,
	2005	2004	Change	Change	2004
	millions of €	millions of €	millions of €	%	millions of €

Assets
Current assets	19,207	18,836	371	2.0	21,500
Cash and cash equivalents	6,260	8,005	(1,745)	(21.8)	9,013
Trade and other receivables	7,052	6,732	320	4.8	7,127
Current recoverable income taxes	441	317	124	39.1	478
Other current financial assets	2,216	1,237	979	79.1	1,778
Inventories	1,082	1,154	(72)	(6.2)	1,078
Other current assets	2,156	1,391	765	55.0	2,026
Non-current assets	113,381	110,077	3,304	3.0	118,663
Intangible assets	53,004	50,736	2,268	4.5	56,896
Property, plant and equipment	48,203	46,318	1,885	4.1	48,521
Equity-accounted financial assets	1,751	2,667	(916)	(34.3)	2,584
Other non-current financial assets	1,709	1,678	31	1.8	1,251
Deferred tax assets	8,378	8,300	78	0.9	9,015
Other non-current assets	336	378	(42)	(11.1)	396
Total assets	132,588	128,913	3,675	2.9	140,163

Liabilities and shareholders’ equity
Current liabilities	24,977	26,014	(1,037)	(4.0)	29,210
Current financial liabilities	12,332	12,515	(183)	(1.5)	16,797
Trade and other payables	5,184	6,116	(932)	(15.2)	5,436
Income tax liabilities	720	715	5	0.7	380
Current provisions	3,647	3,698	(51)	(1.4)	3,440
Other current liabilities	3,094	2,970	124	4.2	3,157
Non-current liabilities	60,591	57,028	3,563	6.2	65,283
Non-current financial liabilities	41,396	38,142	3,254	8.5	45,836
Provisions for pensions and other employee benefits	4,256	4,209	47	1.1	4,220
Other non-current provisions	3,117	3,077	40	1.3	2,742
Deferred tax liabilities	10,151	9,705	446	4.6	10,670
Other non-current liabilities	1,671	1,895	(224)	(11.8)	1,815
Liabilities	85,568	83,042	2,526	3.0	94,493

Shareholders’ equity	47,020	45,871	1,149	2.5	45,670
Issued capital	10,747	10,747	0	—	10,746
Capital reserves	49,531	49,523	8	0.02	49,509
Retained earnings including carryforwards	(16,114)	(17,680)	1,566	8.9	(17,693)
Other comprehensive income	(1,688)	(2,667)	979	36.7	(1,922)
Net profit	1,010	1,564	(554)	(35.4)	632
Treasury shares	(8)	(8)	0	—	(8)
	43,478	41,479	1,999	4.8	41,264
Minority interest	3,542	4,392	(850)	(19.4)	4,406
Total liabilities and shareholders’ equity	132,588	128,913	3,675	2.9	140,163

Statement of changes in equity

	Equity contributed		Consolidated shareholders’ equity generated
	Issued	Capital	Retained	Carry-	Net profit
	capital	reserves	earnings	forwards	(loss)	Total
	millions	millions	millions	millions	millions	millions
	of €	of €	of €	of €	of €	of €

Balance at Jan. 1, 2004	10,746	49,500	(19,631)	0	1,937	(17,694)
Changes in the composition of the Group			1			1
Profit after income taxes					632	632
Unappropriated net profit (loss) carried forward				1,937	(1,937)	0
Dividend payments						0
Proceeds from the exercise of stock options		9				0
Change in other comprehensive income (not recognized in income statement)						0
Balance at Mar. 31, 2004	10,746	49,509	(19,630)	1,937	632	(17,061)

Balance at Jan. 1, 2005	10,747	49,523	(19,617)	1,937	1,564	(16,116)
Changes in the composition of the Group						0
Profit after income taxes					1,010	1,010
Unappropriated net profit (loss) carried forward				1,564	(1,564)	0
Proceeds from the exercise of stock options		8				0
Change in other comprehensive income (not recognized in income statement)			2			2
Recognition of other comprehensive income in income statement						0
Balance at Mar. 31, 2005	10,747	49,531	(19,615)	3,501	1,010	(15,104)

Parent
Other comprehensive income
Fair value
measurement		Revaluation					Total
of available-for-	Fair value	in the context		Difference from			(equity interest of
sale financial	measurement	of business		currency			shareholders’ in
assets	of derivatives	combinations	Deferred taxes	translation	Total	Treasury shares	parent company)
millions	millions	millions	millions	millions	millions	millions	millions
of €	of €	of €	of €	of €	of €	of €	of €

262	1,124	0	(436)	(3,900)	(2,950)	(8)	39,594
					0		1
					0		632
					0		0
					0		0
					0		9
(55)	(119)	0	48	1,154	1,028		1,028
207	1,005	0	(388)	(2,746)	(1,922)	(8)	41,264

860	1,428	63	(556)	(4,462)	(2,667)	(8)	41,479
					0		0
					0		1,010
					0		0
					0		8
95	(230)	(2)	84	1,073	1,020		1,022
(46)	5				(41)		(41)
909	1,203	61	(472)	(3,389)	(1,688)	(8)	43,478

	Minority interest						Total consolidated shareholders’ equity
	Minority interest capital	Other comprehensive income				Total (minority interest in equity)
		Revaluation
		in the	Difference
		context	from
		of business	currency
		combinations	translation	Other	Total
	millions	millions	millions	millions	millions	millions	millions
	of €	of €	of €	of €	of €	of €	of €

Balance at Jan. 1, 2004	4,316	0	(95)	1	(94)	4,222	43,816
Changes in the composition of the Group	3				0	3	4
Profit after income taxes	130				0	130	762
Unappropriated net profit (loss) carried forward					0	0	0
Dividend payments	(16)				0	(16)	(16)
Proceeds from the exercise of stock options					0	0	9
Change in other comprehensive income (not recognized in income statement)			67		67	67	1,095
Balance at Mar. 31, 2004	4,433	0	(28)	1	(27)	4,406	45,670

Balance at Jan. 1, 2005	4,333	61	(3)	1	59	4,392	45,871

Changes in the composition of the Group	(1,004)		(2)		(2)	(1,006)	(1,006)
Profit after income taxes	123				0	123	1,133
Unappropriated net profit (loss) carried forward					0	0	0
Proceeds from the exercise of stock options					0	0	8
Change in other comprehensive income (not recognized in income statement)	2	(2)	33		31	33	1,055
Recognition of other comprehensive income in income statement					0	0	(41)
Balance at Mar. 31, 2005	3,454	59	28	1	88	3,542	47,020

Consolidated cash flow statement

	Q1	Q1	FY
	2005	2004	2004
	millions of €	millions of €	millions of €

Profit after income taxes	1,133	762	1,990
Depreciation and amortization	2,558	2,190	13,128
Income tax expense (refund)	486	430	1,528
Interest income and interest expenses	848	1,104	3,475
(Gain) loss from the disposal of non-current assets	(22)	3	(334)
Share of (profit) loss of equity-accounted investments	(36)	54	(945)
Other non-cash transactions	(145)	199	700
Change in assets carried as working capital	(750)	(333)	523
Change in provisions	25	400	604
Change in other liabilities carried as working capital	(1,108)	(485)	(337)
Income taxes received (paid)	(424)	446	48
Dividends received	11	9	82
Cash generated from operations	2,576	4,779	20,462
Net interest paid	(400)	(475)	(3,742)
Net cash from operating activities	2,176	4,304	16,720
Cash outflows for investments in
Intangible assets	(623)	(123)	(1,044)
Property, plant, and equipment	(2,468)	(1,229)	(5,366)
Non-current financial assets	(39)	(220)	(870)
Investments in fully consolidated subsidiaries	(2,003)	(151)	(483)
Proceeds from disposal of
Intangible assets	2	2	7
Property, plant, and equipment	107	85	550
Non-current financial assets	157	44	2,140
Investments in fully consolidated companies and business units	0	1	1
Net change in short-term investments and marketable securities	(856)	256	564
Net cash used in investing activities	(5,723)	(1,335)	(4,501)
Proceeds from issue of short-term financial liabilities	434	148	703
Repayment of short-term financial liabilities	(1,464)	(2,629)	(13,798)
Proceeds from issue of medium-and long-term financial liabilities	3,019	201	1,322
Repayment of medium-and long-term financial liabilities	(169)	(332)	(481)
Dividend payments	0	(13)	(404)
Proceeds from the exercise of stock options	8	9	21
Repayment of lease liabilities	(56)	(42)	(244)
Net cash from (used in) financing activities	1,772	(2,658)	(12,881)
Effect of exchange rate changes on cash and cash equivalents	30	18	(17)
Net increase (decrease) in cash and cash equivalents	(1,745)	329	(679)
Cash and cash equivalents, at the beginning of the period	8,005	8,684	8,684
Cash and cash equivalents, at end of the period	6,260	9,013	8,005

Notes to the consolidated income statement.

Changes in the composition of the Group

In the past year, Deutsche Telekom has acquired interests in various companies that were not, or were only partially, included in the consolidated financial statements as of March 31, 2004. These were the Scout24 group at Broadband/Fixed Network, EuroTel at Mobile Communications, and SDS at Business Customers. In the first quarter of 2005, MATAV acquired a majority interest in the Telekom Montenegro group. The following table shows the effect of these acquisitions on the individual line items of the consolidated income statement for the first three months of 2005.

Effect of changes in the composition of the Group on the consolidated income statement for the first quarter of 2005

	Broadband/	Mobile	Business
	Fixed Network	Communications	Customers	Total
	millions of €	millions of €	millions of €	millions of €

Net revenue	5	76	4	85
Cost of sales	(1)	(46)	(4)	(51)
Gross profit	4	30	0	34
Selling expenses	(3)	(12)	0	(15)
General and administrative expenses	(1)	(3)	0	(4)
Other operating income	0	1	0	1
Other operating expenses	0	0	1	1
Profit from operations	0	16	1	17
Finance costs	0	(1)	0	(1)
Interest income	0	0	0	0
Interest expenses	0	(1)	0	(1)
Share of loss of equity-accounted investments	0	(6)	0	(6)
Other financial income (expense)	0	0	1	1
Financial income (expense), net	0	(7)	1	(6)
Profit before income taxes	0	9	2	11
Income taxes	(1)	(3)	0	(4)
Profit (loss) after income taxes	(1)	6	2	7
Profit attributable to minority interests	0	3	0	3
Net profit (loss)	(1)	3	2	4

Cost of sales

	Q1	Q1			FY
	2005	2004	Change	Change	2004
	millions of €	millions of €	millions of €	%	millions of €

Cost of sales	(7,526)	(7,219)	(307)	(4.3)	(31,559)

The EUR 0.3 billion increase in the cost of sales to EUR 7.5 billion in the first quarter of 2005 is due in particular to higher levels of amortization of UMTS licenses at T-Mobile Deutschland and T-Mobile UK, increased cost of purchased merchandise at T-Mobile USA, depreciation and amortization and rentals, and the first-time consolidation of EuroTel as of December 31, 2004. The Business Customers strategic business area and Group Headquarters & Shared Services also contributed to the increase. This was partly offset by the decrease in the cost of sales in the Broadband/Fixed Network business area, especially at T-Com.

Selling expenses

	Q1	Q1			FY
	2005	2004	Change	Change	2004
	millions of €	millions of €	millions of €	%	millions of €

Selling expenses	(3,434)	(3,207)	(227)	(7.1)	(12,837)

The EUR 0.2 billion increase in selling expenses to EUR 3.4 billion in the first quarter of 2005 is primarily due to the rise in expenses at T-Mobile USA following the increase in the number of T-Mobile stores as well as, to a lesser extent, to advertising campaigns for broadband and entertainment services in the Broadband/Fixed Network business area, in particular at T-Online.

General and administrative expenses

	Q1	Q1			FY
	2005	2004	Change	Change	2004
	millions of €	millions of €	millions of €	%	millions of €

General and administrative expenses	(1,037)	(1,034)	(3)	(0.3)	(4,505)

General and administrative expenses remained essentially unchanged year-on-year. The increase in general and administrative expenses in the Broadband/Fixed Network business area, in particular at T-Com, were offset by lower expenses at Group Headquarters & Shared Services.

Financial income/expense, net

	Q1	Q1			FY
	2005	2004	Change	Change	2004
	millions of €	millions of €	millions of €	%	millions of €

Financial expense, net	(721)	(1,224)	503	41.1	(2,743)
Finance costs	(917)	(1,156)	239	20.7	(3,475)
Interest income	152	93	59	63.4	1,134
Interest expenses	(1,069)	(1,249)	180	14.4	(4,609)
Share of profit (loss) of equity-accounted investments	36	(54)	90	n.a.	945
Other financial income (expense)	160	(14)	174	n.a.	(213)

Net financial expense decreased significantly by EUR 0.5 billion as against the first quarter of 2004. This development was due in particular to the reduction in interest expense and the non-recurrence of expenses for Toll Collect incurred in the first quarter of 2004, which impacted the share of profit/loss of equity-accounted investments. The higher level of positive effects from foreign currency translation also impacted other financial income/expense.

Interest income of approximately EUR 0.1 billion was included under other financial income/expense in the first quarter of 2005 compared with EUR 0.2 billion in the prior-year quarter; this interest income has a direct hedging relationship with interest expense from bonds and, as a result, reduces finance costs by the corresponding amount.

Other disclosures.

Executive bodies

During the reporting period and thereafter, the following changes occurred in the composition of the Company’s Board of Management and Supervisory Board:

Konrad F. Reiss, the Deutsche Telekom AG Board of Management member responsible for the Business Customers strategic business area and the CEO of T-Systems, died on April 6, 2005. Chairman Kai-Uwe Ricke has temporarily assumed responsibility on the Board of Management of Deutsche Telekom AG for the Business Customers strategic business area.

Effective midnight on February 9, 2005, Dr. Wendelin Wiedeking, President and Chief Executive Officer of Dr. Ing. h.c.  F. Porsche AG, resigned from his position on the Supervisory Board of Deutsche Telekom AG.

Dr. Wolfgang Reitzle, President and Chief Executive Officer of Linde AG, was initially appointed as a member of the Supervisory Board by order of the Bonn District Court (Amtsgericht) effective February 10, 2005. Dr. Reitzle was elected to the Supervisory Board by the Shareholders’ Meeting of Deutsche Telekom AG on April 26, 2005.

Mr. Volker Halsch, State Secretary at the Federal Ministry of Finance, was elected to the Supervisory Board by Deutsche Telekom AG’s shareholders on April 26, 2005. As of October 1, 2004, the Bonn District Court appointed State Secretary Volker Halsch as successor to State Secretary Dr. Manfred Overhaus, who left the Supervisory Board effective September 30, 2004.

Personnel

	Q1 2005	Q1 2004	Change	Change	FY 2004
	millions of €	millions of €	millions of €	%	millions of €
Personnel costs	(3,342)	(3,334)	(8)	(0.2)	(13,342)

Personnel costs in the first quarter of 2005 remained essentially unchanged year-on-year. Lower expenses as a result of the reduction in the number of employees, both at the balance sheet date and on average in the reporting period, particularly at T-Com, were offset by an increase in collectively agreed wages and salaries in Germany and staff expansion measures at T-Mobile USA.

The personnel cost ratio for the first quarter amounted to 23.2 percent of net revenue, representing a reduction of 0.8 percentage points as against the corresponding prior-year period.

Average number of employees

	Q1 2005	Q1 2004	Change	Change	FY 2004
				%

Deutsche Telekom Group	243,967	248,361	(4,394)	(1.8)	247,559
Civil servants	46,801	49,886	(3,085)	(6.2)	48,536
Non-civil servants	197,166	198,475	(1,309)	(0.7)	199,023

Trainees and student interns	10,621	10,077	544	5.4	10,146

Number of employees at balance sheet date

	Mar. 31, 2005	Dec. 31, 2004	Change	Change	Mar. 31, 2004
				%

Deutsche Telekom Group	243,784	244,645	(861)	(0.4)	248,153
Civil servants	46,661	47,163	(502)	(1.1)	49,664
Non-civil servants	197,123	197,482	(359)	(0.2)	198,489

Trainees and student interns	10,568	11,693	(1,125)	(9.6)	9,919

Depreciation, amortization and impairment losses

	Q1 2005	Q1 2004	Change	Change	FY 2004
	millions of €	millions of €	millions of €	%	millions of €
Amortization and impairment of intangible assets	613	301	312	n.a	5,472
of which: UMTS licenses	213	2	211	n.a	519
of which: U.S. mobile communications licenses	23	—	23	n.a	1,261
of which: goodwill	—	—	—	n.a	2,434
Depreciation and impairment of property, plant and equipment	1,945	1,889	56	3.0	7,656
Total depreciation, amortization and impairment losses	2,558	2,190	368	16.8	13,128

The increase in depreciation, amortization and impairment losses relates in particular to the amortization of mobile communications licenses. In the first quarter of 2004, no amortization was recognized for UMTS licenses in Germany and the United Kingdom, as the UMTS networks were not yet operational at the time. The networks were put into operation at a later date, which means that there is no corresponding figure for 2004 for the amortization recognized in the first quarter of 2005.

Notes to the consolidated balance sheet.

Cash and cash equivalents

In the reporting period, cash and cash equivalents decreased by around EUR 1.7 billion to around EUR 6.3 billion. This development was attributable to transactions such as the acquisition of additional interests in T-Online International AG and the acquisition of networks in California and Nevada, offset in part by the issue of a euro bond.

Detailed information can be found in the consolidated cash flow statement.

Intangible assets and property, plant and equipment

	Mar. 31, 2005	Dec. 31, 2004	Change	Change	Mar. 31, 2004
	millions of €	millions of €	millions of €	%	millions of €
Intangible assets	53,004	50,736	2,268	4.5	56,896
of which: UMTS licenses	14,246	14,315	(69)	(0.5)	15,029
of which: U.S. mobile communications licenses	15,368	14,492	876	6.0	17,395
of which: goodwill	19,903	18,705	1,198	6.4	21,692
Property, plant and equipment	48,203	46,318	1,885	4.1	48,521

The increase in intangible assets is largely due to the goodwill from the acquisition of additional interests in T-Online International AG prior to the merger process of the company into Deutsche Telekom AG, and to the wholesale agreement with Cingular in the United States. Property, plant and equipment increased primarily as a result of the acquisition of networks in California, Nevada and New York, while exchange rate effects also had an impact.

Additions to assets

	Q1 2005	Q1 2004	Change	Change	FY 2004
	millions of €	millions of €	millions of €	%	millions of €
Additions to assets	4,138	1,026	3,112	n.a	6,579
Intangible assets	1,523	225	1,298	n.a	1,325
Property, plant and equipment	2,615	801	1,814	n.a	5,254

The increased spending on intangible assets in the first quarter of 2005 is primarily due to the goodwill from the acquisition of additional interests in T-Online International AG, while increased additions to property, plant and equipment are largely attributable to the acquisition of networks in California and Nevada.

Shareholders’ equity

	Mar. 31, 2005	Dec 31, 2004	Change	Change	Mar. 31, 2004
	millions of €	millions of €	millions of €	%	millions of €
Issued capital	10,747	10,747	0	—	10,746
Capital reserves	49,531	49,523	8	0.02	49,509
Retained earnings including carryforwards	(16,114)	(17,680)	1,566	8.9	(17,693)
Other comprehensive income	(1,688)	(2,667)	979	36.7	(1,922)
Net profit	1,010	1,564	(554)	(35.4)	632
Treasury shares	(8)	(8)	0	—	(8)
	43,478	41,479	1,999	4.8	41,264
Minority interest	3,542	4,392	(850)	(19.4)	4,406
Total shareholders’ equity	47,020	45,871	1,149	2.5	45,670

The increase in shareholders’ equity is due to net profit and, in particular, to positive exchange rate effects from the translation of foreign Group companies. This was offset by a decrease in minority interest as a result of the acquisition of additional interests in T-Online International AG prior to the merger process of the latter into Deutsche Telekom AG.

2,670,828 treasury shares were held at March 31, 2005.

Treasury shares accounted for 0.6 percent of issued capital.

Stock-based compensation plans.

Deutsche Telekom AG, T-Online International AG, T-Mobile USA, T-Mobile UK and MATÁV all have stock-based compensation plans. The significant stock based compensation plans are described below.

Deutsche Telekom AG stock option plans

Stock option plans.

In the 2000 financial year, Deutsche Telekom granted stock options to certain employees for the first time. On July 19, 2000, Deutsche Telekom granted options to the beneficiaries of the 2000 Stock Option Plan on the basis of the resolution adopted by the shareholders’ meeting in May 2000.

In addition, the shareholders’ meeting in May 2001 approved the introduction of a 2001 Stock Option Plan, resulting in the granting of stock options in August 2001 and July 2002.

The following table provides an overview of the development of the total stock options held under the 2000 and 2001 plans:

	SOP 2001		SOP 2000
	Stock options	Weighted average exercise price	Stock options	Weighted average exercise price
	thousands	€	thousands	€
Outstanding stock options at Jan. 1, 2005	11,443	24.36	855	62.69
Granted	0	—	0	—
Exercised	11	12.36	0	—
Forfeited	33	22.10	6	62.69
Outstanding at Mar. 31, 2005	11,399	24.37	849	62.69
Exercisable at Mar. 31, 2005	9,504	26.74	0	—

T-Online International AG stock option plans

The extraordinary shareholders’ meeting of T-Online International AG resolved a 2000 Stock Option Plan for the Board of Management, and for specialists and executives of T-Online and its subsidiaries, prior to the company’s initial public offering. The 2001 shareholders’ meeting approved a new stock option plan, structured as a “premium-priced plan,” to enhance the company’s competitiveness.

The following table provides an overview of the development of the total stock options held under the 2000 and 2001 plans:

	SOP 2001		SOP 2000
	Stock options	Weighted average exercise price	Stock options	Weighted average exercise price
	thousands	€	thousands	€

Outstanding stock options at Jan. 1, 2005	3,868	10.31	117	37.65
Granted	0	—	0	—
Exercised	0	—	0	—
Forfeited	50	10.35	3	37.65
Outstanding at Mar. 31, 2005	3,818	10.30	114	37.65
Exercisable at Mar. 31, 2005	2,843	10.32	0	—

T-Mobile USA (Voicestream/ Powertel) stock option plan

Before its acquisition on May 31, 2001, Voicestream/ Powertel (now: T-Mobile USA) had granted stock options to its employees. On May 31, 2001, these were converted at a rate of 3.7647 per unvested, outstanding T-Mobile USA option.

At December 31, 2004, 17.5 million shares were available for outstanding options for the 1999 Management Incentive Stock Option Plan (“MISOP”), which was changed as a consequence of the acquisition on May 31, 2001. The vesting period and option terms relating to the option plan are determined by the MISOP administrator. The options typically vest for a period of four years and have a term of up to 10 years.

Before its acquisition on May 31, 2001, Powertel had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding Powertel options were converted into Deutsche Telekom options at a conversion rate of 2.6353.

In addition, T-Mobile USA issued performance options to certain executives in 2003.

The following table provides an overview of the development of the total stock options issued by T-Mobile USA, including performance options, and Powertel combined in 2004:

	Stock options	Weighted average exercise price
	thousands	USD

Outstanding stock options at Jan. 1, 2005	17,516	19.68
Granted	0	—
Exercised	916	9.52
Forfeited	621	22.73
Outstanding at Mar. 31, 2005	15,979	20.00
Exercisable at Mar. 31, 2005	14,099	20.95

MATÁV stock option plan

On April 26, 2002, the shareholders’ meeting of MATÁV approved the introduction of a management stock option plan.

On July 1, 2002, MATÁV used its authority under the shareholders’ resolutions adopted in April 2002 to grant these options for the first tranche (exercisable 2003) and for the second and third tranches (exercisable 2004 and 2005 respectively).

The following table provides an overview of the development of the total stock options held:

	Stock options	Weighted average exercise price
	thousands	HUF
Outstanding stock options at Jan. 1, 2005	3,207	944
Granted	0	—
Exercised	0	—
Forfeited	90	944
Outstanding at Mar. 31, 2005	3,117	944
Exercisable at Mar. 31, 2005	2,078	942

Deutsche Telekom AG MTIP

Mid-Term Incentive Plan (MTIP).

In the 2004 financial year, Deutsche Telekom AG introduced its first Mid-Term Incentive Plan (MTIP) to ensure competitive total compensation for members of the Board of Management and senior executives of the Deutsche Telekom Group, and other beneficiaries mainly in the United States and the United Kingdom. The MTIP is a global, Group-wide compensation instrument for Deutsche Telekom AG and other participating Group companies that promotes mid-and long-term value creation in the Group, and therefore combines the interests of management and shareholders. The plans each have a term of three years. The intention is to launch the plan annually on a revolving basis for five years. A decision will be taken each year on whether to re-launch the plan, as well as on the specific terms of the plan, in particular the performance targets. The MTIP 2004 came into effect on January 1, 2004 and will end after the expiration of the three-year term on December 31, 2006; the launch of the MTIP 2005 has already been agreed for 2005.

The MTIP is a cash-based plan. A certain amount is earmarked as an award to the beneficiaries by the respective employer, and this amount is paid out to the beneficiaries at the end of the plan, dependent on the achievement of the two performance targets determined in advance.

The first, absolute performance target is reached if, at the end of the term of the plan, i.e., after three years, Deutsche Telekom’s share price has risen by at least 30 percent compared with its share price at the beginning of the plan.

The second, relative performance target is achieved if the total return of the T-Share has outperformed the Dow Jones EuroSTOXX Total Return Index on a percentage basis during the term of the plan.

If both performance targets are achieved, then the total amount of the award is paid out; if only one performance target is achieved, 50 percent of the amount is paid out; and if neither performance target is achieved, no payment is made.

T-Mobile USA MTIP

T-Mobile USA’s MTIP is based on the same conditions as Deutsche Telekom AG’s MTIP.

T-Mobile USA LTIP

In addition to the MTIP, T-Mobile USA has established a performance cash plan as a Long-Term Incentive Plan (LTIP) that is aimed at the top management, from the vice presidents upwards. Additional subscriber growth and profit targets have been agreed for this group of persons.

T-Mobile UK MTIP

T-Mobile UK’s MTIP is also based on the same conditions as Deutsche Telekom AG’s MTIP. In addition to the two performance targets in that plan, however, T-Mobile UK has introduced a third target for a defined group of participants which is based on the cash contribution (EBITDA before investments in property, plant and equipment, and intangible assets). The third performance target can only be achieved after the two other performance targets have been achieved.

T-Online International AG MTIP

T-Online’s MTIP is also based on the same conditions as Deutsche Telekom AG’s MTIP, with the exception that performance is measured in terms of the development of T-Online’s shares and the TecDAX share index.

MATÁV MTIP

MATÁV’s MTIP is also based on the same conditions as Deutsche Telekom AG’s MTIP, with the exception that performance is measured in terms of the development of MATÁV’s shares.

In the first quarter of 2005, the expenses relating to the 2004 MTIPs in the Deutsche Telekom Group totaled approximately EUR 2 million. The expenses for the 2004 LTIP at T-Mobile USA amounted to around EUR 4 million.

Contingencies and other financial obligations

Contingencies and other financial obligations increased by EUR 2.7 billion to EUR 31.9 billion compared with December 31, 2004. This was primarily due to the winding up of the U.S. mobile communications joint venture, which resulted in an increase in the rental and lease obligations of T-Mobile USA in conjunction with the network infrastructure in California, Nevada and New York.

Notes to the consolidated cash flow statement.

Net cash from operating activities

Net cash from operating activities in the first three months of 2005 amounted to EUR 2.2 billion, a decrease of EUR 2.1 billion compared with the prior-year period. This is mainly attributable to a change in working capital and tax payments; by contrast, tax refunds were recorded in the first quarter of 2004.

Net cash used in investing activities

Net cash used in investing activities increased to EUR 5.7 billion as compared with EUR 1.3 billion in the same period in 2004. Year-on-year, cash outflows for property, plant and equipment, and intangible assets increased by around EUR 1.7 billion, cash outflows for interests in fully consolidated companies by EUR 1.9 billion, and cash outflows for short-term investments and marketable securities by EUR 1.1 billion. This includes investments of EUR 1.7 billion by T-Mobile USA in connection with the winding up of the U.S. mobile communications joint venture, EUR 1.8 billion for the repurchase of T-Online shares, and EUR 0.8 billion for the purchase of other stock.

Cash inflows from disinvestments amounted to EUR 0.3 billion, EUR 0.1 billion more than the same period last year.

Net cash from/used in financing activities

Year-on-year, net cash from/used in financing activities improved by EUR 4.4 billion from a cash outflow in the first quarter of last year to a cash inflow of EUR 1.8 billion in the first quarter of 2005.

This is primarily attributable to a total increase in proceeds from issue of medium-and long-term financial liabilities of EUR 3.1 billion (mainly euro bonds).

Segment reporting.

Segment information for the period ending March 31, 2005 complies with IAS 14 and has been prepared in accordance with the IFRSs that, according to current information, must be applied to the first consolidated IFRS financial statements for the period ending December 31, 2005. The primary segment reporting format pursuant to IFRS has been restructured to reflect the Deutsche Telekom Group’s realignment according to strategic business areas. Prior-year figures have been adjusted to reflect the new structure and accounting standards.

Deutsche Telekom evaluates the segments’ performance based on their profit/loss from operations (EBIT). Share of profit/loss of equity-accounted investments is reported separately. Depreciation and amortization are shown separately from impairment losses.

The following tables give an overall summary of Deutsche Telekom’s segments for the full 2004 financial year as well as for the first quarter of both 2005 and 2004. In addition to the details of the segments, there is also a reconciliation line.

Segment information for the 2004 financial year

FY 2004	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations (EBIT)	Share of profit (loss) of equity- accounted investments	Depreciation and amortization	Impairment losses
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €

Group	57,360	—	57,360	6,261	945	(9,259)	(3,869)
Broadband/ Fixed Network	22,409	4,601	27,010	5,545	25	(4,207)	(201)
Mobile Communications	25,450	1,077	26,527	1,510	1,177	(3,379)	(3,574)
Business Customers	9,241	3,716	12,957	570	(298)	(945)	(2)
Group Headquarters & Shared Services	260	3,266	3,526	(1,432)	27	(784)	(92)
Reconciliation	—	(12,660)	(12,660)	68	14	56	0

Segment information in the quarters

Q1 2005 Q1 2004	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations (EBIT)	Share of profit (loss) of equity- accounted investments	Depreciation and amortization	Impairment losses
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €

Group	14,376	—	14,376	2,340	36	(2,486)	(72)
	13,890	—	13,890	2,416	(54)	(2,166)	(24)
Broadband/ Fixed Network	5,527	1,111	6,638	1,506	3	(1,011)	0
	5,653	1,288	6,941	1,477	8	(1,080)	(2)
Mobile Communications	6,531	215	6,746	966	30	(1,112)	(24)
	5,966	306	6,272	1,141	86	(685)	0
Business Customers	2,253	871	3,124	180	1	(215)	0
	2,209	866	3,075	159	(148)	(232)	0
Group Headquarters & Shared Services	65	788	853	(292)	0	(161)	(48)
	62	804	866	(324)	0	(181)	(23)
Reconciliation	—	(2,985)	(2,985)	(20)	2	13	0
	—	(3,264)	(3,264)	(37)	0	12	1

Bonn, May 12, 2005

Deutsche Telekom AG Board of Management

/s/ Kai-Uwe Ricke	/s/ Dr. Karl-Gerhard Eick	/s/ Dr. Heinz Klinkhammer
Kai-Uwe Ricke	Dr. Karl-Gerhard Eick	Dr. Heinz Klinkhammer

/s/ Rene Obermann	/s/ Walter Raizner
René Obermann	Walter Raizner

Deutsche Telekom Investor Relations calendar 2005/2006.

Financial calendar

Dates

August 11, 2005	Deutsche Telekom report on the first half of 2005 Press conference and analysts’ meeting
November 10, 2005	Deutsche Telekom report on the first nine months of 2005 Conference call
March 2, 2006(a)	Annual press conference on the 2005 financial year and analysts’ meeting
March 7, 2006(a)	Publication of the 2005 Annual Report
May 3, 2006(a)	2006 Shareholders’ meeting of Deutsche Telekom AG, Cologne

(a) Date not yet finalized.

Further dates are published on the Internet at www.deutschetelekom.com.

Disclaimer.

This Interim Report contains forward-looking statements that reflect the current views of the Deutsche Telekom management with respect to future events. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on current plans, estimates, and projections, and therefore too much reliance should not be placed on them. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including, without limitation, those factors set forth in “Forward-Looking Statements” and “Risk Factors” contained in Deutsche Telekom’s Annual Report on Form 20-F/A filed with the SEC. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not intend or assume any obligation to update these forward-looking statements.

This Interim Report contains a number of non-GAAP figures, i.e., they are not components of the IFRS consolidated financial statements and U.S. GAAP, such as EBITDA and EBITDA adjusted for special factors, adjusted EBITDA margin, capital expenditure, adjusted net income, free cash flow, and gross and net debt. These non-GAAP figures should not be used as a substitute for Deutsche Telekom’s GAAP figures. The non-GAAP measures may not be comparable to non-GAAP measures used by other companies. To interpret the non-GAAP measures, please refer to the chapter “Reconciliation of pro forma figures” of this Interim Report, which is also posted on Deutsche Telekom’s Investor Relations link under www.deutschetelekom.com.

This Interim Report contains financial information that has been prepared in accordance with International Financial Reporting Standards, or “IFRS,” and on the basis of the new strategic business areas.

The IFRS financial information contained in this report was prepared on the basis of the assumption that, with the exceptions of IAS 39 “Financial Instruments: Recognition and Measurement” and IFRIC 3 “Emission Rights,” all existing standards and interpretations that have been issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) will be fully endorsed by the EU. The accounting policy for financial instruments takes into account the proposed EU revisions to IAS 39 and complies with the amended IAS 39. IFRIC 3 is not relevant for Deutsche Telekom.

For further explanations, please refer to “Transition to IFRS” in this Interim Report.

Subject to EU endorsement of outstanding standards and no further changes from the IASB, the information presented here is expected to form the basis for reporting Deutsche Telekom’s financial results for 2005, and for subsequent reporting periods. However, Deutsche Telekom cannot assure you that there will not be material changes in IFRS between the date of this Interim Report and the first date on which Deutsche Telekom is required to publish financial statements for 2005, 2004 or 2003 under IFRS.

Contacts.

Deutsche Telekom AG

Zentralbereich Konzernkommunikation
Postfach 20 00, D-53105 Bonn
Phone     +49 (0) 228 181 49 49
Fax          +49 (0) 228 181 9 40 04

This Group Report can be downloaded from the Investor Relations site on the Internet at: www.deutschetelekom.com

For further information on the business areas, please refer to:

www.t-com.de

www.t-online.net

www.t-mobile-international.com

www.t-systems.com

Investor Relations, Bonn office
Phone     +49 (0) 228 181 8 88 80
Fax          +49 (0) 228 181 8 88 99
E-Mail: investor.relations@telekom.de

Investor Relations, New York office
Phone     +1 212 424 2926
Phone     1 877 DT SHARE (toll-free)
Fax          +1 212 424 2986
E-mail: investor.relations@usa.telekom.de

This Group Report for the first three months of 2005 is also available in German.

The German print version of this Group Report is legally binding.

This Group Report is a publication of Deutsche Telekom AG, Investor Relations.

KNr. 642 100 020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

	By:	/s/ ppa. Rolf Ewenz-Sandten
Name: Rolf Ewenz-Sandten
Title: Vice President

Date: May 17, 2005